Exhibit 99.1

BUSINESS COMBINATION AGREEMENT

between

NEW GOLD INC.

- and -

WESTERN GOLDFIELDS INC.

March 3, 2009

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT is made March 3, 2009

BETWEEN

NEW GOLD INC., a company existing under the Business Corporations Act (British Columbia)

(“New Gold”)

AND

WESTERN GOLDFIELDS INC., a corporation existing under the Business Corporations Act (Ontario)

(“Western”)

WHEREAS:

A

New Gold wishes to acquire all of the issued and outstanding Western Common Shares in exchange for New Gold Common Shares; and

B.

The Parties intend to carry out the proposed acquisition by way of a Plan of Arrangement under the provisions of the Business Corporations Act (Ontario).

In consideration of the following mutual promises, THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.01

Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Acquisition Proposal” shall have the meaning ascribed to such term in Section  of Schedule H;

(b)

“Agreement” means this Business Combination Agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(c)

“Arrangement” means an arrangement under the provisions of Section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment, variation or supplement thereto (i) made in accordance with Article 6 of the Plan of Arrangement or (ii) made at the direction of the Court in the Final Order and with the consent of New Gold and Western, each acting reasonably or (iii) otherwise made in accordance with Section 7.01;

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(d)

“Articles of Arrangement” means the articles of arrangement of Western, which are required to be sent to the Director after the Final Order is made by the Court, which shall be in form and content satisfactory to the Parties, acting reasonably;

(e)

“BCBCA” means the Business Corporations Act (British Columbia);

(f)

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(g)

“Canadian GAAP” means accounting principles generally accepted in Canada;

(h)

“Canadian Resident” means a beneficial owner of Western Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(i)

“CBCA” means the Canada Business Corporations Act;

(j)

“Change in Recommendation” shall have the meaning ascribed to such term in Section 2(b) of Schedule H;

(k)

“Code” means the United States Internal Revenue Code of 1986, as amended;

(l)

“Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be July 30, 2009;

(m)

“Confidentiality Agreement” means the confidentiality agreement dated as of January 15, 2009 between New Gold and Western;

(n)

“Convertible Securities” means options, warrants, calls, conversion privileges, convertible securities, exchangeable securities and other rights to acquire common shares;

(o)

“Court” means the Ontario Superior Court of Justice (Commercial List);

(p)

“Depositary” means Computershare Investor Services Inc.;

(q)

“Director” means the director appointed pursuant to Section 278 of the OBCA;

(r)

“Dissent Rights” means the rights of dissent in respect of the Arrangement, as described in the Plan of Arrangement;

(s)

“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

(t)

“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

(u)

“Eligible Holder” means a person who is either (i) a beneficial holder of Western Common Shares immediately prior to the Effective Time who is either (A) a Canadian Resident, or (B) an Eligible Non-Resident, or (ii) a Qualifying Holdco Shareholder;

(v)

“Eligible Non-Resident” means a beneficial holder of Western Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Western Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

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(w)

“Eligible Western Securityholders” means holders or deemed holders of Western Common Shares, Western Options or Western Warrants who will not be “five-percent transferee shareholders” as defined in Treasury Regulation section 1.367(a)-3(c)(5)(ii) or who enter into (or whose U.S. consolidated tax group parent enters into on their behalf) five-year gain recognition agreements in the form prescribed by Treasury Regulation section 1.367(a)-8;

(x)

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(y)

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, orders, filings or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(z)

“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(aa)

“Final Order” means the order of the Court pursuant to Section 182 of the OBCA approving the Arrangement in a form acceptable to the Parties, as such order may be amended at any time prior to the Effective Date with the consent of the Parties, acting reasonably, or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(bb)

“FIRPTA” means the Foreign Investment in U.S. Real Property Tax Act of 1980, as amended;

(cc)

“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(dd)

“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(ee)

“Holdco Agreement” has the meaning ascribed thereto in Section: 2.06;

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(ff)

“Holdco Alternative” has the meaning ascribed thereto in Section 2.06;

(gg)

“Holdco Election Date” has the meaning ascribed thereto in Section 2.06;

(hh)

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

(ii)

“HSR Act Approval” means the expiry or termination of the applicable waiting period under the HSR Act;

(jj)

“Interim Order” means the interim order of the Court in a form acceptable to the Parties providing for, among other things, the calling and holding of the Western Meeting, as the same may be amended by the Court with the consent of the Parties, acting reasonably;

(kk)

“In-The-Money” means, in respect of a stock option, that the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(ll)

“Joint Proxy Circular” shall have the meaning ascribed to that term in Section 2(b) of Schedule D;

(mm)

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(nn)

“Liability” of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(oo)

“Material Adverse Effect” means, in respect of any Party, an effect that is material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligation, capitalization, condition (financial or otherwise), operations or results of operations of that Party and its Subsidiaries and material joint ventures taken as a whole, other than any change, effect, event or occurrence:

(i)

relating to the U.S., Canadian or global economy, political conditions or securities markets in general;

(ii)

affecting the worldwide gold, silver or copper mining industries in general;

(iii)

relating to a change in the market trading price of publicly traded securities of that Party, either:

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(A)

related to this Agreement and the Arrangement or the announcement thereof, or

(B)

primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv), (v), (vi) or (vii) hereof;

(iv)

relating to any of the principal markets served by that Party’s business generally or shortages or price changes with respect to raw materials, metals or other products used or sold by that Party;

(v)

relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa;

(vi)

relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that Party and/or any of its Subsidiaries and material joint ventures) or in Canadian GAAP or U.S. GAAP; or

(vii)

attributable to the announcement or pendancy of this Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of this Agreement,

provided, however, that such effect referred to in clauses (i), (ii), (iv) or (vi) above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its Subsidiaries and material joint ventures, taken as a whole, or disproportionately adversely affect that Party and its Subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its Subsidiaries and material joint ventures operate;

(pp)

“New Gold Common Shares” means common shares in the capital of New Gold;

(qq)

“New Gold Disclosure Memorandum” means the memorandum dated the date hereof delivered by New Gold to Western, as amended or supplemented from time to time in accordance with Section 3.03, with respect to certain matters in this Agreement;

(rr)

“New Gold Financial Statements” shall have the meaning ascribed to such term in Section 3.03(k) of this Agreement;

(ss)

“New Gold Material Properties” means Peak Mines in New South Wales, Australia, Cerro San Pedro in Mexico, the New Afton Project in British Columbia, Canada and the El Morro Project in Chile;

(tt)

“New Gold Material Subsidiaries” means, collectively, the Subsidiaries of New Gold listed in Schedule B, and “New Gold Material Subsidiary” means any one of them;

(uu)

“New Gold Meeting” shall have the meaning ascribed to such term in Section 1(b) of Schedule D;

(vv)

“New Gold Options” shall mean (a) the issued and outstanding options to acquire New Gold Common Shares issued pursuant to the stock option plans of New Gold and its predecessors and (b) any options to acquire New Gold Common Shares that may be issued, or deemed to be issued, in replacement for Western Options pursuant to the Plan of Arrangement;

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(ww)

“New Gold Public Disclosure Documents” shall have the meaning ascribed to such term in Section 3.01(v) of this Agreement;

(xx)

“New Gold Replacement Option” has the meaning ascribed to such term in the Plan of Arrangement;

(yy)

“New Gold Replacement Warrant” has the meaning ascribed to such term in the Plan of Arrangement;

(zz)

“New Gold Resolutions” shall have the meaning ascribed to such term in Section 1(b) of Schedule D;

(aaa)

“New Gold Shareholder Approval” means approval of the New Gold Resolutions by greater than 50% of the votes cast on the New Gold Resolutions by New Gold Shareholders present in person or by proxy at the New Gold Meeting;

(bbb)

“New Gold Shareholders” means at any time the holders of New Gold Common Shares;

(ccc)

“New Gold Subco” means 2199371 Ontario Inc., a newly-incorporated, wholly-owned subsidiary of New Gold incorporated by New Gold under the laws of the Province of Ontario in order to facilitate the completion of the Arrangement;

(ddd)

“New Gold Support Agreements” means the support agreements entered into by Western with each of the directors and officers of New Gold and each of the New Gold Shareholders listed in the New Gold Disclosure Memorandum;

(eee)

“New Gold Warrants” means warrants entitling the holder to purchase New Gold Common Shares, including the warrants to purchase New Gold Common Shares that may be issued or deemed to be issued, in replacement for Western Warrants pursuant to the Plan of Arrangement;

(fff)

“Non-Terminating Party” shall have the meaning ascribed to such term in Section 4 of Schedule H;

(ggg)

“NYSE Alternext” means the NYSE Alternext US, LLC, formerly the American Stock Exchange;

(hhh)

“OBCA” means the Business Corporations Act (Ontario);

(iii)

“Party” means either of Western or New Gold and “Parties” means both of them;

(jjj)

“Plan of Arrangement” means the Plan of Arrangement set forth in Schedule A hereto;

(kkk)

“Qualifying Holdco” has the meaning ascribed thereto in Section 2.06;

(lll)

“Qualifying Holdco Shareholders” has the meaning ascribed thereto in Section 2.06:

(mmm)

“Release” shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

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(nnn)

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(ooo)

“SEC” means the United States Securities and Exchange Commission;

(ppp)

“Securities Authorities” means the British Columbia Securities Commission, the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC, collectively;

(qqq)

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(rrr)

“Share Consideration” means the Share Exchange Ratio plus $0.0001 in cash for each Western Common Share;

(sss)

“Share Exchange Ratio” means 1.0 of a New Gold Common Share for each Western Common Share;

(ttt)

“Solicited Party” shall have the meaning ascribed to such term in Section 2(b) of Schedule H;

(uuu)

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(vvv)

“Superior Proposal” shall have the meaning ascribed to such term in Section 1(b) of Schedule H;

(www)

“Superior Proposal Notice” shall have the meaning ascribed to such term in Section 3(a) of Schedule H;

(xxx)

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity;

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(yyy)

“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(zzz)

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(aaaa)

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(bbbb)

“Terminating Party” shall have the meaning ascribed to such term in Section 3(a) of Schedule H;

(cccc)

“TSX” means the Toronto Stock Exchange;

(dddd)

“U.S. GAAP” means generally accepted accounting principles in the United States;

(eeee)

“Western Common Shares” means common shares in the capital of Western;

(ffff)

“Western Disclosure Memorandum” means the memorandum dated the date hereof delivered by Western to New Gold, as amended or supplemented from time to time in accordance with Section 3.03, with respect to certain matters in this Agreement;

(gggg)

“Western Material Property” means the Mesquite mine in California, U.S.A;

(hhhh)

“Western Meeting” shall have the meaning ascribed to such term in Section 2(b) of Schedule D;

(iiii)

“Western Options” shall have the meaning ascribed to such term in Section 3.02(b) of this Agreement;

(jjjj)

“Western Public Disclosure Documents” shall have the meaning given to such term in Section 3.02(v) hereof;

(kkkk)

“Western Resolution” shall have the meaning ascribed to such term in Section 2(b) of Schedule D;

(llll)

“Western Shareholders” means, at any time, the holders of Western Common Shares;

(mmmm)

“Western Shareholder Approval” shall have the meaning ascribed to such term in Section 2.03(a)(i)(B) hereof;

(nnnn)

“Western Stock Option Plan” means the Stock Option Plan of Western dated May 11, 2006, as amended;

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(oooo)

“Western Subsidiaries” means, collectively, the Subsidiaries of Western listed in Schedule C;

(pppp)

“Western Support Agreements” means the support agreements entered into by New Gold with each of the directors and officers of Western and each of the Western Shareholders listed in the Western Disclosure Memorandum;

(qqqq)

“Western Warrants” means warrants entitling the holder to purchase Western Common Shares;

(rrrr)

“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(ssss)

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder; and

(tttt)

“1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder.

1.02

Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.03

Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.04

Date for any Action

If the date on which any action is required to be taken hereunder by either Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.05

Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

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1.06

Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.07

Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.  To the extent permitted by applicable Law, the Parties waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect.  The Parties will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.08

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP in the case of New Gold or U.S. GAAP in the case of Western and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP or U.S. GAAP, as applicable.

1.09

Knowledge

Where the phrases “to the knowledge of New Gold” or “to New Gold’s knowledge” or “to the knowledge of Western” or “to Western’s knowledge” are used: (i) in respect of New Gold, the New Gold Material Subsidiaries, Western and the Western Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of New Gold, the collective actual knowledge (after reasonable enquiry of those who ought to know) of the President and Chief Executive Officer and the Chief Financial Officer;  and (B) in the case of Western and the Western Subsidiaries, the collective actual knowledge (after reasonable enquiry of those who ought to know) of  the President and Chief Executive Officer and the Chief Financial Officer.

1.10

Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.

1.11

Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	List of New Gold Material Subsidiaries
C	List of Western Subsidiaries
D	Covenants
E	Mutual Conditions Precedent
F	Conditions to Obligations of New Gold
G	Conditions to Obligations of Western
H	Covenants Relating to Non-Solicitation and Break Fee

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ARTICLE 2
THE ARRANGEMENTS

2.01

Arrangement

At the Effective Time, the Plan of Arrangement shall become effective, with the result that, among other things, New Gold will become the holder of all of the outstanding Western Common Shares (directly or indirectly through one or more Qualifying Holdcos) and of all of the outstanding shares of each Qualifying Holdco that has elected the Holdco Alternative, and subject to Section 7.01, the Western Warrants will be exchanged for New Gold Warrants, and Western will merge with New Gold Subco with Western continuing as the surviving entity, all as set forth in, and subject to the terms of, the Plan of Arrangement.

2.02

Consultation

Other than with respect to a press release by either Party announcing the termination of this Agreement (provided the other Party has been notified), New Gold and Western will consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto.  Each of New Gold and Western shall use its commercially reasonable best efforts to enable each of the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof.

2.03

Interim Order

(a)

Western shall apply to the Court pursuant to Section 182 of the OBCA for the Interim Order as follows:

(i)

Not later than April 30, 2009, Western shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall request that the Interim Order shall provide:

(A)

for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Western Meeting and for the manner in which such notice is to be provided;

(B)

that the requisite approval for the Western Resolution shall be 66⅔% of the votes cast on the Western Resolution by the holders of Western Common Shares present in person or by proxy at the Western Meeting (the “Western Shareholder Approval”), subject to any additional requirement pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

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(C)

that in all other respects, the terms, conditions and restrictions of the Western constating documents, including quorum requirements and other matters, shall apply in respect of the Western Meeting;

(D)

for the grant of Dissent Rights to the holders of Western Common Shares;

(E)

for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(F)

that the Western Meeting may be adjourned from time to time by management of Western without the need for additional approval of the Court;

(G)

that the record date for Western Shareholders entitled to notice of and to vote at the Western Meeting will not change in respect of any adjournment(s) of the Western Meeting;

(H)

notice to New Gold of the Western Meeting and the right of the representatives of New Gold to attend such meeting; and

(I)

that the Plan of Arrangement may be amended as contemplated herein and in accordance with Section 7.01 without notice to or approval of any Western Shareholders except as required by Section 7.01 or the Interim Order;

(ii)

subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

(b)

The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the applications referred to in this Section shall be in a form satisfactory to New Gold and Western, acting reasonably.

2.04

Final Order

If the Interim Order is obtained, the Western Shareholder Approval is obtained as provided for in the Interim Order, and New Gold Shareholder Approval is obtained as provided for in this Agreement, then subject to the terms of this Agreement, Western shall apply to the Court for the Final Order and shall diligently pursue such application.   The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the applications referred to in this Section shall be in a form satisfactory to New Gold and Western, acting reasonably.

2.05

Joint Proxy Circular

Western and New Gold shall together prepare and shall each file the Joint Proxy Circular, together with any other documents required by applicable Laws, in all jurisdictions where the Joint Proxy Circular is required to be filed, and mail the Joint Proxy Circular as soon as practicable, but in any event within the prescribed time in order to hold the Western Meeting and the New Gold Meeting by no later than June 30, 2009 as ordered by the Interim Order, in the case of the Western Meeting, and in accordance with all applicable Laws, in and to all jurisdictions where the Joint Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements and not containing any misrepresentation (as defined under applicable securities Laws) with respect thereto, other than with respect to any information relating to or provided by the other Party.  Each Party shall promptly notify the other Party if, at any time prior to the Effective Date, it becomes aware that the Joint Proxy Circular contains a misrepresentation.  In such event, such Party shall promptly prepare a supplement or amendment to the Joint Proxy Circular, as the case may be, that corrects the misrepresentation, and will cause the same to be distributed to Western Shareholders and New Gold shareholders, as applicable, and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws.

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2.06

Holdco Alternative

(a)

New Gold will permit persons (“Qualifying Holdco Shareholders”) who are (a) resident in Canada for purposes of the Tax Act (including a partnership if all of the members of the partnership are resident in Canada), and (b) shareholders of a corporation that meets the conditions described below in this section (a “Qualifying Holdco”) to elect in respect of all of the Western Common Shares held by such Qualifying Holdco, by notice in writing provided to New Gold (or the Depositary) not later than 5:00 p.m. (Toronto time) on the 12th Business Day prior to the Effective Date (the “Holdco Election Date”), to sell such Western Common Shares through a Qualifying Holdco (the “Holdco Alternative”) provided that:

(i)

such Qualifying Holdco was incorporated under the OBCA, CBCA or the laws of any province in Canada that permit a corporation incorporated thereunder to be continued under the OBCA other than a company treated as a disregarded entity under Treasury Regulation Section 301.7701-3;

(ii)

at any time during the five-year period ending on the Effective Date such Qualifying Holdco and the Qualifying Holdco Shareholder(s) will have directly, indirectly, or constructively owned at least five percent (5%) of the Western Common Shares as determined under section 318(a) of the Code;

(iii)

at the Effective Time, such Qualifying Holdco is a corporation that has no employees, and has no property or assets other than Western Common Shares, a nominal amount of cash (or such greater amount of cash required pursuant to paragraph (iv) below), refundable Tax and such other immaterial assets acceptable to New Gold;

(iv)

at the Effective Time, such Qualifying Holdco has no liabilities or obligations of any kind whatsoever (except to New Gold and Western under the terms of this Agreement, the Arrangement and the Holdco Agreement, or to the extent that sufficient cash net of any refundable Taxes is retained by Qualifying Holdco to satisfy any liabilities or security satisfactory to New Gold is provided by, the Qualifying Holdco Shareholder(s));

(v)

such Qualifying Holdco has no shares or other securities outstanding other than the shares being disposed of to New Gold by the Qualifying Holdco Shareholder(s), who shall be the sole registered and beneficial owner of such shares, free and clear of all Encumbrances, and no other person has any options, warrants or other rights to acquire any securities of such Qualifying Holdco other than pursuant to this Agreement, the Holdco Agreement and the Arrangement;

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(vi)

at all times such Qualifying Holdco is a resident of Canada and a “taxable Canadian corporation” for the purposes of the Tax Act and is not a resident, or deemed to be a resident for tax purposes, of the United States or any other country, is not taxable in the U.S. as a domestic corporation (under section 7874 or any other provision of the Code), and has not made an election under section 897(i) of the Code to be treated as a domestic corporation;

(vii)

the Holdco Alternative will be completed in accordance with applicable Laws (including securities Laws) at or prior to the Effective Time;

(viii)

the Qualifying Holdco Shareholder(s) will be required to provide a comprehensive indemnity in favour of New Gold, Western and Qualifying Holdcos, on terms satisfactory to New Gold, acting reasonably, in respect of (A) any liabilities of such Qualifying Holdco relating to any matter before the Effective Time (other than any Tax payable pursuant to FIRPTA as a result of any transaction, event or circumstance occurring on or after the Effective Time), and (B) any breach by the Qualifying Holdco Shareholder(s) of any representation, warranty, obligation or covenant of the Qualifying Holdco Shareholder(s) or the Qualifying Holdco to New Gold and Western. For greater certainty, the term “liabilities” for purposes of this paragraph (viii) shall include any and all claims, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including legal and other professional fees), interest, penalties and Taxes suffered or incurred by New Gold, Western and such Qualifying Holdco, as applicable (other than Tax under FIRPTA, as described above);

(ix)

the entering into or implementation of the Holdco Alternative will not result in any delay in completing the Arrangement or any other transaction contemplated by this Agreement;

(x)

on or before the Effective Date, the Qualifying Holdco Shareholder(s) shall have filed all Tax returns and paid all Taxes in respect of any taxation year ending at least three  months prior to the Effective Date, and shall at its cost and in a timely manner prepare all income tax  and other Tax returns of such Qualifying Holdco in respect of the taxation year ending immediately prior to the acquisition of its shares by New Gold, and any other taxation year ending prior to the Effective Time (if any, not yet filed), and New Gold shall cause the execution and filing of such tax returns within the prescribed time period;

(xi)

the Qualifying Holdco Shareholder(s) will be required to pay all of the reasonable out-of-pocket expenses incurred by New Gold, such Qualifying Holdco and Western in connection with the Holdco Alternative, including any reasonable costs associated with any due diligence conducted by New Gold;

(xii)

financial statements and tax returns for the most recent fiscal year ending at least three months prior to the Effective Time, and any other financial statements, tax returns and books and records reasonably requested by New Gold, in respect of such Qualifying Holdco shall have been provided on or before 10 Business Days prior to the Effective Time, and New Gold and its counsel shall have completed their due diligence regarding the business and affairs of such Qualifying Holdco; and

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(xiii)

such Qualifying Holdco shall have delivered to New Gold, at least three Business Days prior to the Effective Date, copies of its articles, by-laws and a resolution of its directors authorizing the transfer of its shares, certified by an officer of such Qualifying Holdco and, if requested by New Gold, a corporate legal opinion in form reasonably satisfactory to New Gold.

(b)

Qualifying Holdco and the Qualifying Holdco Shareholders will take such steps as are necessary to obtain the full benefit of all refundable Taxes and any other Tax accounts in Qualifying Holdco, provided such steps do not create adverse consequences for New Gold.

(c)

Each Qualifying Holdco Shareholder that has elected the Holdco Alternative will be required to enter into a share purchase agreement (the “Holdco Agreement”) providing for the acquisition of all issued and outstanding shares of the Qualifying Holdco in a form consistent with the foregoing, which shall include representations and warranties satisfactory to New Gold, acting reasonably, and shall terminate if the Arrangement is not completed in accordance with this Agreement and the Plan of Arrangement.

(d)

Each Qualifying Holdco Shareholder shall receive in exchange for the shares of the Qualifying Holdco the same Share Consideration that its Qualified Holdco would have been entitled to receive if the Western Common Shares held by such Qualifying Holdco had been acquired directly by New Gold.

(e)

Failure of any Qualifying Holdco Shareholder to properly elect the Holdco Alternative on or prior to the Holdco Election Date or failure of any Qualifying Holdco Shareholder to properly enter into a Holdco Agreement will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative.

2.07

Effecting the Arrangement

Subject to the rights of termination contained in Section 6.02 hereof, upon the Western Shareholders providing the Western Shareholder Approval in accordance with the Interim Order, the New Gold Shareholders providing the New Gold Shareholders Approval in accordance with this Agreement, Western obtaining the Final Order and satisfaction or waiver of the conditions precedent set forth in Schedules E, F and G, the Articles of Arrangement shall be filed by Western with the Director and from and after the Effective Time, the Plan of Arrangement shall have all of the effects contemplated by law, including the OBCA.

2.08

Closing

The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2 at 11:00 a.m. (Toronto time) on the Effective Date.

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2.09

Canadian Tax Matters

New Gold and Western intend that the merger of Western with New Gold Subco will qualify as an amalgamation within the meaning of Section 87 of the Tax Act.

2.10

U.S. Tax Matters

New Gold and Western intend (i) to adopt the Arrangement as a “plan of reorganization” within the meaning of Treasury Regulation section 1.368-2(g); (ii) to treat the Arrangement as a reorganization within the meaning of section 368(a)(1) of the Code; and (iii) to treat the exchange of securities by Eligible Western Securityholders pursuant to the reorganization as an exchange that will not result in the recognition of gain under section 367(a) of the Code.  To that end, it is acknowledged that the exchange of securities pursuant to the Plan of Arrangement, and the merger of Western with New Gold Subco, with Western continuing as the surviving entity, are interdependent steps in a single transaction, to which the parties are legally committed as provided herein, and the combined steps of which may be fairly characterized as a statutory merger or consolidation within the meaning of section 368(a)(1)(A) of the Code and section 368(a)(2)(E) of the Code.  However, New Gold makes no representation or warranty to Western, or Western Shareholders, or any holder of Western securities (including without limitation any holder of Western Options) or any Qualified Holdco Shareholder regarding the U.S. federal income tax consequences to Western, Western Shareholders, or any holder of Western securities of the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.01

Representations and Warranties of New Gold

New Gold hereby represents and warrants to Western as follows and hereby acknowledges that Western is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)

Organization.  New Gold and each of the New Gold Material Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted.  New Gold and each of the New Gold Material Subsidiaries is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on New Gold.  All of the outstanding shares of the New Gold Material Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law.  Except as otherwise disclosed in Schedule B hereto, all of the outstanding shares of the New Gold Material Subsidiaries are owned, directly or indirectly, by New Gold.  Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable New Gold Material Subsidiary and except as disclosed by New Gold in the New Gold Disclosure Memorandum, the outstanding shares of each of the New Gold Material Subsidiaries which are owned by New Gold are owned free and clear of all Encumbrances and neither New Gold nor any of the New Gold Material Subsidiaries is liable to any New Gold Material Subsidiary or to any creditor in respect thereof.  Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the New Gold Material Subsidiaries from either New Gold or any of the New Gold Material Subsidiaries.

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(b)

Capitalization.  New Gold is authorized to issue an unlimited number of New Gold Common Shares.  As at the date hereof, there were: (i) 212,860,746 New Gold Common Shares outstanding; (ii) pursuant to the New Gold Stock Option Plan, options to acquire an aggregate of 11,125,304 New Gold Common Shares; and (iii) 60,111,519 New Gold Common Shares reserved for issuance upon the exercise of the New Gold Warrants and pursuant to convertible or exchangeable securities or other rights to acquire New Gold Common Shares.  The exercise prices and expiration dates of the New Gold Options and the New Gold Warrants are described in the New Gold Disclosure Memorandum.  Except for the New Gold Options and the New Gold Warrants, and as set out in the New Gold Disclosure Memorandum and pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating New Gold or any of the New Gold Material Subsidiaries to issue or sell any shares of New Gold or any of the New Gold Material Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of New Gold or any of the New Gold Material Subsidiaries.  All outstanding New Gold Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.  As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of New Gold or of any of its Material Subsidiaries having the right to vote with the New Gold Shareholders on any matter.  There are no outstanding contractual obligations of New Gold or of any of the New Gold Subsidiaries to repurchase, redeem or otherwise acquire any outstanding New Gold Common Shares or with respect to the voting or disposition of any outstanding New Gold Common Shares.

(c)

Authority.  New Gold has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by New Gold as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments.  The execution and delivery of this Agreement and the New Gold Disclosure Memorandum by New Gold and the completion by New Gold of the transactions contemplated by this Agreement have been authorized by the directors of New Gold and, subject to obtaining the New Gold Shareholder Approval, no other corporate proceedings on the part of New Gold are necessary to authorize this Agreement or to complete the transactions contemplated hereby or thereby other than in connection with the approval by the directors of New Gold of the Joint Proxy Circular.  This Agreement and the New Gold Disclosure Memorandum have been executed and delivered by New Gold and constitute legal, valid and binding obligations of New Gold, enforceable against New Gold in accordance with their terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity.  Except as disclosed in the New Gold Disclosure Memorandum, the execution and delivery by New Gold of this Agreement and the New Gold Disclosure Memorandum and the performance by New Gold of its obligations hereunder and thereunder the completion of the Arrangement and the transactions contemplated hereby, do not and will not:

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(i)

result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)

the articles, Notice of Articles (as defined in the BCBCA) or by-laws (or their equivalent) of New Gold or any of the New Gold Material Subsidiaries;

(B)

any Law, with the exception of consents required by those laws and regulations identified in section 3.01 (d); or

(C)

any contract, agreement, licence or permit to which New Gold or any of the New Gold Material Subsidiaries are bound or are subject to or of which New Gold or any of the New Gold Material Subsidiaries are the beneficiary;

in each case, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on New Gold,

(ii)

give rise to or result in:

(A)

any right of termination of any agreement to which New Gold or any of the New Gold Material Subsidiaries is a party;

(B)

the cancellation, suspension or alteration in the terms of any material licence, permit or authority held by New Gold or any of the New Gold Material Subsidiaries; or

(C)

any rights of first refusal, or trigger any provision of any agreement to which New Gold or any of the New Gold Material Subsidiaries is a party relating to either (A) a change in control or influence; or (B) any restriction or limitation under any agreement to which New Gold or any of the New Gold Material Subsidiaries is a party, in each case, which would, individually or in the aggregate, have a Material Adverse Effect on New Gold;

(iii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by New Gold or any of the New Gold Material Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on New Gold;

(iv)

result in the imposition of any Encumbrance upon any of the property or assets of New Gold or any of the New Gold Material Subsidiaries or restrict, hinder, impair or limit the ability of New Gold or any of the New Gold Material Subsidiaries to conduct the business of New Gold or any of the New Gold Material Subsidiaries as and where they are now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on New Gold; or

(v)

result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of New Gold or any of the Subsidiaries of New Gold or increase any benefits otherwise payable under any pension or benefits plan of New Gold or any of the Subsidiaries of New Gold or result in the acceleration of the time of payment or vesting of any such benefits.

19

(d)

Government Approvals.  No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by New Gold or any of the New Gold Material Subsidiaries (A) in connection with the execution and delivery of this Agreement or the consummation by New Gold of the transactions contemplated hereby, or (B) in order that the authority of New Gold to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Plan of Arrangement, other than: (i) filings with and approvals required by Securities Authorities and stock exchanges; (ii) any required filing with the Foreign Investment Review Board of Australia and the HSR Act Approval; (iii) any other consents, waivers, permits, orders or approvals referred to in the New Gold Disclosure Memorandum; and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on New Gold.

(e)

Directors' Approvals.  The board of directors of New Gold has received an opinion from Macquarie Capital Markets Canada Ltd. that the Arrangement is fair, from a financial point of view, to New Gold and the directors of New Gold have unanimously:

(i)

determined that the Arrangement is fair to, and is in the best interests of, New Gold;

(ii)

resolved to recommend that the New Gold Shareholders vote in favour of the issuance by New Gold of the securities to be issued by New Gold in connection with the Arrangement; and

(iii)

authorized entering into, executing and delivering this Agreement, and performing the obligations set out herein and to proceed with the Arrangement.

(f)

New Gold Material Subsidiaries.  The only material Subsidiaries of New Gold are the New Gold Material Subsidiaries.  New Gold does not own a direct or indirect voting or equity interest of greater than 10% in any other corporation, partnership, joint venture or other entity that is material to New Gold.

(g)

No Defaults.  Except as disclosed in the New Gold Disclosure Memorandum, neither New Gold nor any of the New Gold Material Subsidiaries is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by New Gold or any of the New Gold Material Subsidiaries under any contract, agreement or licence that is material to the conduct of the business of New Gold or any of the New Gold Material Subsidiaries to which it or any of them is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on New Gold.

(h)

Absence of Changes.  Since September 30, 2008, except as set out in the New Gold Disclosure Memorandum, the New Gold Public Disclosure Documents or expressly contemplated by this Agreement:

20

(i)

New Gold and each of the New Gold Material Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)

New Gold has not incurred or suffered a Material Adverse Effect;

(iii)

New Gold has not effected any amendment to, or proposed to amend, its articles or bylaws;

(iv)

there has not been any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership, association or other business organization or division thereof, which transaction would be material to New Gold;

(v)

there has not been any sale, lease, transfer, mortgage, hypothecation or other disposition of any of its assets or properties, real, personal or mixed, immovable or movable (including securities), that are material, individually or in the aggregate, to New Gold;

(vi)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by New Gold or any of the New Gold Material Subsidiaries of any debt for borrowed money, any creation or assumption by New Gold or any of the New Gold Material Subsidiaries of any Encumbrance, any making by New Gold or any of the New Gold Material Subsidiaries or of any loan, advance or capital contribution to or investment in any other person (other than: (a) loans and advances in an aggregate amount that does not exceed $750,000 outstanding at any time; and (b) loans made to other New Gold Material Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by New Gold or any of the New Gold Material Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on New Gold;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been, nor has New Gold or any New Gold Material Subsidiary agreed to, any material increase in or modification of the compensation payable to or to become payable by New Gold or any New Gold Material Subsidiary to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of New Gold Options pursuant to the New Gold Option Plan) made to, for or with any of such directors or officers;

(viii)

New Gold has not effected or passed any resolution or agreed to any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of the outstanding New Gold Common Shares, declaration or payment of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

21

(ix)

New Gold has not effected any material change in its accounting methods, principles or practices; and

(x)

neither New Gold nor any of the New Gold Material Subsidiaries has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(i)

Contracts and Commitments.  Except as disclosed in this Agreement or in the New Gold Disclosure Memorandum, all material agreements to which New Gold or any of the New Gold Material Subsidiaries is a party or by which it is bound:  (i)  are valid, binding, in full force and effect in all material respects and enforceable by New Gold or any of the New Gold Material Subsidiaries in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement or any of the transactions contemplated thereby.  Except as disclosed in the New Gold Disclosure Letter, no material agreement or other agreement to which New Gold or any of the New Gold Material Subsidiaries is a party commits New Gold or any of the New Gold Material Subsidiaries to a capital expenditure in excess of $5,000,000.

(j)

Employment Agreements.  Other than as disclosed in the New Gold Disclosure Memorandum:

(i)

neither New Gold nor any of the New Gold Material Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of New Gold or any of the New Gold Material Subsidiaries, that cannot be terminated without payment of a maximum of 12 times such individual’s monthly salary, recognising that a court of competent jurisdiction in an action for wrongful dismissal or otherwise has the authority to award damages in an amount greater than 12 times an individual’s monthly salary;

(ii)

neither New Gold or any of the New Gold Material Subsidiaries has any employee or consultant whose employment or contract with New Gold that cannot be terminated without payment upon a maximum of twelve months' notice;

(iii)

neither New Gold nor any of the New Gold Material Subsidiaries is: (a) a party to any collective bargaining agreement, (b) to the knowledge of New Gold, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) subject to any current, or to the knowledge of New Gold, pending or threatened strike or lockout;

22

(iv)

there are no severance payments or termination payments that New Gold is obligated to pay, including without limitation, to any consultants, directors, officers, employees or agents;

(v)

neither New Gold nor any New Gold Material Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of New Gold, pending or threatened, or any litigation, actual or, to the knowledge of New Gold, pending or threatened, relating to employment or termination of employment of employees or independent contractors; and

(vi)

New Gold and each of the New Gold Material Subsidiaries have operated in all material respects in accordance with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, or, to the knowledge of Western, pending or threatened, material proceedings before any board or tribunal with respect to any of the above areas.

(k)

Financial Matters.  The audited consolidated balance sheets, audited statement of operations and retained earnings (deficit) and audited consolidated statements of cash flows of New Gold for the financial year ended December 31, 2007 and the unaudited consolidated balance sheets, unaudited statement of operations and retained earnings (deficit) and unaudited statements of cash flows of New Gold for the financial period ended September 30, 2008 (collectively, the “New Gold Financial Statements”) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the financial condition of New Gold at the respective dates indicated and the results of operations of New Gold for the periods covered on a consolidated basis.  Except as disclosed in the New Gold Financial Statements, neither New Gold nor any of its Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited financial statements of New Gold for the fiscal period ended September 30, 2008, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the New Gold Material Properties), which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on New Gold.

(l)

Books and Records.  The corporate records and minute books of New Gold and the New Gold Material Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not omit material information required to be included.  Financial books and records and accounts of New Gold and the New Gold Material Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of New Gold and the New Gold Material Subsidiaries; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of New Gold.

(m)

Litigation.  Except as disclosed in the New Gold Disclosure Memorandum and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection  below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of New Gold, threatened against or relating to New Gold or any of its Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on New Gold.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of New Gold, threatened against or relating to New Gold or any of its Subsidiaries before any Governmental Entity.  Neither New Gold nor any of the New Gold Subsidiaries nor any of their properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of New Gold or any New Gold Material Subsidiary, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on New Gold.

23

(n)

Title to Properties and Condition of Assets.  Except as disclosed in the New Gold Public Disclosure Documents, applying customary standards in the mining industry, New Gold either directly or through the New Gold Material Subsidiaries has sufficient title to or valid leasehold interests in the New Gold Material Properties to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on New Gold.  Each lease and agreement granting rights to the New Gold Material Properties is in full force and effect and constitutes a legal, valid and binding agreement of New Gold and the New Gold Material Subsidiaries, and neither New Gold nor the New Gold Material Subsidiaries is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on New Gold.  Furthermore, all real and tangible personal property of New Gold or the New Gold Material Subsidiaries, as applicable is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on New Gold.

(o)

Mineral Reserves and Resources.  The most recent estimated proven and probable mineral reserves and estimated measured, indicated and inferred mineral resources of New Gold and the New Gold Material Subsidiaries disclosed in the New Gold Public Disclosure Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of New Gold or the New Gold Material Subsidiaries, taken as a whole, from the amounts disclosed by New Gold in the New Gold Public Disclosure Documents.

(p)

Operational Matters.  Except as would not reasonably be expected to have a Material Adverse Effect on New Gold:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of New Gold or any of its Subsidiaries have been properly and timely paid or accrued; and

24

(ii)

all (A) mines and mining-related activities where New Gold or a New Gold Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) mines located in or on the lands of New Gold or a New Gold Subsidiary or lands pooled or unitized therewith, which have been abandoned by New Gold or any of its Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.

(q)

Insurance.  New Gold or its Subsidiaries maintains policies of insurance with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of a similar size operating in the mining industry.  The policies and the coverage provided thereunder are in full force and effect and New Gold and each of its Subsidiaries is in good standing under each policy.  New Gold and each of its Subsidiaries have not received notice of, nor have any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any claim, dispute, liability, obligation, action, debt, proceeding or litigation against New Gold or any of the New Gold Subsidiaries which is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could have a Material Adverse Effect on New Gold.

(r)

Environmental.  Except as disclosed in the New Gold Public Disclosure Documents:

(i)

New Gold and each of its Subsidiaries has been and is operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on New Gold;

(ii)

all material Environmental Approvals which are necessary under any applicable Environmental Law for the ownership and operation by New Gold or any of its Subsidiaries of the real property, assets, mines and other facilities owned or used by New Gold or any of its Subsidiaries and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Approvals or appeal, or to the knowledge of New Gold, any pending or threatened legal or administrative proceedings, and there are to the knowledge of New Gold, no proposals to amend, revoke or replace such material Environmental Approvals;

(iii)

New Gold’s properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on New Gold.  Neither New Gold nor any of its Subsidiaries nor, to the knowledge of New Gold, any other person in control of any of New Gold’s properties, has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any New Gold properties, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on New Gold.  All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of New Gold’s properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on New Gold.  To the knowledge of New Gold, there are no Hazardous Substances at, in, on, under or migrating from any of New Gold’s properties, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on New Gold;

25

(iv)

neither New Gold nor any of its Subsidiaries nor any other person for whose actions New Gold or any Subsidiary of New Gold may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of New Gold, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against New Gold or any of its Subsidiaries.  To the knowledge of New Gold, no site or facility now or previously owned, operated or leased by New Gold or its Subsidiaries is listed or, to the knowledge of New Gold, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(v)

except to the extent that would not reasonably be expected to have a Material Adverse Effect on New Gold, neither New Gold nor its Subsidiaries nor any other person for whose actions New Gold or any of its Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of New Gold’s properties in such a manner as: (i) would reasonably be expected to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on New Gold; or (ii) would reasonably be expected to result in imposition of a lien, charge or other encumbrance or the expropriation on any of its properties or the assets of New Gold or its Subsidiaries; and

(vi)

except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to New Gold and except as disclosed by New Gold in the New Gold Public Disclosure Documents, neither New Gold nor any of its Subsidiaries has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(s)

Tax Matters.  Except as disclosed in the New Gold Public Disclosure Documents or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to New Gold:

26

(i)

New Gold and each of the New Gold Material Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)

New Gold and each of its Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the New Gold Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are adequate under Canadian GAAP to cover Taxes with respect to New Gold and its Subsidiaries (to the extent such entitles are consolidated in the New Gold Financial Statements) accruing through the date hereof;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of New Gold, threatened against New Gold or any of its Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns; and

(v)

no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to New Gold.

(t)

Pension and Employee Benefits.  New Gold and the New Gold Material Subsidiaries have complied with all of the terms of the pension and other employee compensation and benefit obligations of New Gold and the New Gold Material Subsidiaries, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon New Gold or the New Gold Material Subsidiaries, as the case may be, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on New Gold.

(u)

Reporting Status.  New Gold is a reporting issuer or its equivalent in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.  The New Gold Common Shares are registered under Section 12(b) of the 1934 Act.  The New Gold Common Shares are listed on the TSX and NYSE Alternext.

(v)

Reports.  Since January 1, 2007, New Gold and, to the knowledge of New Gold, each of Peak Gold Ltd. and Metallica Resources Inc. has timely filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein since January 1, 2007, are referred to herein as the “New Gold Public Disclosure Documents”).  The New Gold Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities Laws, including the rules, policies and instruments of all Securities Authorities having jurisdiction over New Gold.  New Gold has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.  None of the New Gold Material Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the TSX or NYSE Alternext.

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(w)

Compliance with Laws.  Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.01 (r) above), New Gold and its Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on New Gold.

(x)

Restrictions on Business Activities.  Except as disclosed in the New Gold Disclosure Memorandum, there is no agreement, judgment, injunction, order or decree binding upon New Gold of any of the New Gold Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of New Gold or any of the New Gold Material Subsidiaries, any acquisition of material property by New Gold or any of the New Gold Material Subsidiaries or the conduct of business by New Gold or any of the New Gold Material Subsidiaries as currently conducted.

(y)

No Cease Trade.  New Gold is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of New Gold, no investigation or other proceedings involving New Gold that may operate to prevent or restrict trading of any securities of New Gold are currently in progress or pending before any applicable stock exchange or Securities Authority.

(z)

No Option on Assets.  Except as disclosed in the New Gold Disclosure Memorandum, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from New Gold or any of the New Gold Material Subsidiaries of any of the material assets of New Gold or any of the New Gold Material Subsidiaries, other than as described or contemplated herein.

(aa)

Certain Contracts.  Except as disclosed in the New Gold Disclosure Memorandum, neither New Gold nor an of the New Gold Material Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of New Gold or any of the New Gold Material Subsidiaries is conducted (ii) limit any business practice of New Gold or any of the New Gold Material Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by New Gold or any of the New Gold Material Subsidiaries in any material respect.

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(bb)

No Indebtedness.  Neither New Gold nor any New Gold Material Subsidiary owes any money to, has any present loans to, has borrowed any monies from, or is otherwise indebted to any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with New Gold or the New Gold Material Subsidiaries, except as set forth in the New Gold Financial Statements.

(cc)

No Agreement to Merge.  Except for this Agreement, neither New Gold nor any New Gold Material Subsidiary has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(dd)

No Significant Transactions.  There are no “significant acquisitions”, “significant dispositions” and “significant probable acquisitions”, as such terms are defined in applicable securities Laws, for which New Gold is required, pursuant to applicable securities Laws, to prepare additional financial disclosure for the Joint Proxy Circular.

(ee)

Disclosure Controls and Procedures.  New Gold has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by New Gold under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws.  Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by New Gold in New Gold’s reports and other filings under applicable laws (including applicable securities Laws) is accumulated and communicated to New Gold’s management, including its chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(ff)

Accounting Controls.  New Gold maintains internal control over financial reporting.  New Gold believes such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that:  (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of New Gold and the New Gold Material Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP that the receipts and expenditures of New Gold and the New Gold Material Subsidiaries are being made only in accordance with authorizations of management and directors of New Gold and the New Gold Material Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition if the New Gold’s and the New Gold Material Subsidiaries’ assets that could have a material effect on  its financial statements.  There are no significant deficiencies in the design or operation of, or material weaknesses in, New Gold’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, and there is no known fraud that involves management or other employees who have a significant role in Western’s internal control over financial reporting.  Since December 31, 2007, New Gold has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of New Gold regarding questionable accounting or auditing matters.

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(gg)

Disclosure of Material Contracts.  Since January 1, 2007 all contracts and agreements required to be filed by New Gold, and to the knowledge of New Gold by Peak and Metallica, on SEDAR pursuant to applicable securities Laws have been filed on SEDAR by New Gold and, except as set out in the New Gold Disclosure Memorandum, or as contemplated herein, neither New Gold nor any New Gold Material Subsidiary has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by New Gold, whether by asset sale, transfer of shares or otherwise.

(hh)

Foreign Private Issuer.  New Gold is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(ii)

Investment Company Status.  New Gold is not registered, and is not required to be registered, as an investment company under the 1940 Act.

(jj)

Vote Required.  The New Gold Shareholder Approval is the only vote of the holders of any class or series of the New Gold Common Shares, New Gold Options or other Convertible Securities of New Gold necessary to approve this Agreement and the Arrangement.

(kk)

No Broker's Commission.  Except as disclosed in the New Gold Disclosure Memorandum, New Gold has not entered into any agreement that would entitle any person to any valid claim against New Gold for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

3.2

Representations and Warranties of Western

Western hereby represents and warrants to New Gold as follows and hereby acknowledges that New Gold is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement as follows:

(a)

Organization.  Western and each of the Western Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted.  Western and each of the Western Subsidiaries is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Western.  All of the outstanding shares of the Western Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law.  Except as otherwise disclosed in Schedule C hereto, all of the outstanding shares of the Western Subsidiaries are owned, directly or indirectly, by Western.  Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Western Subsidiary and except as disclosed by Western in the Western Disclosure Memorandum, the outstanding shares of each of the Western Subsidiaries which are owned by Western are owned free and clear of all Encumbrances and neither Western nor any of the Western Subsidiaries is liable to any Western Subsidiary or to any creditor in respect thereof.  Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the Western Subsidiaries from either Western or any of the Western Subsidiaries.

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(b)

Capitalization.  Western is authorized to issue an unlimited number of Western Common Shares.  As at the date hereof, there were: (i) 135,531,286 Western Common Shares outstanding; (ii) pursuant to the Western Stock Option Plan, options to acquire an aggregate of 3,938,600 Western Common Shares were outstanding; (iii) other options to acquire an aggregate of 9,025,118 Western Common Shares (collectively with the options in (ii), the “Western Options”); and (iv) Western Warrants to acquire an aggregate of 6,056,180 Western Common Shares were outstanding.  The Western Options and Western Warrants are described in the Western Disclosure Memorandum.  Except for the Western Options and Western Warrants and except pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Western or any of the Western Subsidiaries to issue or sell any shares of Western or any of the Western Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Western or any of the Western Subsidiaries.  All outstanding Western Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.  As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Western or any of the Western Subsidiaries having the right to vote with the Western Shareholders on any matter.  There are no outstanding contractual obligations of Western or of any of the Western Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Western Common Shares or with respect to the voting or disposition of any outstanding Western Common Shares.

(c)

Authority.  Western has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Western as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments.  The execution and delivery of this Agreement and the Western Disclosure Memorandum by Western and the completion by Western of the transactions contemplated by this Agreement have been authorized by the directors of Western and, subject to obtaining the Western Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on the part of Western are necessary to authorize this Agreement and the Western Disclosure Memorandum, to complete the Arrangement and the transactions contemplated hereby or thereby other than in connection with the approval by the directors of Western of the Joint Proxy Circular.  This Agreement and the Western Disclosure Memorandum has been executed and delivered by Western and constitutes a legal, valid and binding obligation of Western, enforceable against Western in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity.  Except as disclosed by Western in the Western Disclosure Memorandum, the execution and delivery by Western of this Agreement and the performance by Western of its obligations hereunder and the completion of the Arrangement and the transactions contemplated hereby, do not and will not:

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(i)

result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)

the articles, Notice of Articles or by-laws (or their equivalent) of Western or any of the Western Subsidiaries;

(B)

any Law, with the exception of consents required by those laws and regulations identified in Section  3.02 (d); or

(C)

any contract, agreement, licence or permit to which Western or any of the Western Subsidiaries is bound or is subject to or of which Western or any of the Western Subsidiaries is the beneficiary;

in each case, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western,

(ii)

give rise to or result in:

(A)

any right of termination of any agreement to which Western or any of the Western Subsidiaries is a party;

(B)

the cancellation, suspension or alteration in the terms of any material licence, permit or authority held by Western or any of the Western Subsidiaries; or

(C)

any rights of first refusal, or trigger any provision of any agreement to which Western or any of the Western Subsidiaries is a party relating to either (A) a change in control or influence; or (B) any restriction or limitation under any agreement to which Western or any of the Western Subsidiaries is a party, in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Western;

(iii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Western or any of the Western Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Western;

(iv)

result in the imposition of any Encumbrance upon any of the property or assets of Western or any of the Western Subsidiaries or restrict, hinder, impair or limit the ability of Western or any of the Western Subsidiaries to conduct the business of Western or any of the Western Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Western; or

32

(v)

result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Western or any Western Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Western or any Western Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.

(d)

Government Approvals.  No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Western or any of the Western Subsidiaries (A) in connection with the execution and delivery of this Agreement or the consummation by Western of the transactions contemplated hereby, or (B) in order that the authority of Western to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Plan of Arrangement, other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the OBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) the HSR Act Approval; (v) any other consents, waivers, permits, orders or approvals referred to in the Western Disclosure Memorandum; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Western.

(e)

Directors' Approvals.  The board of directors of Western has received an opinion from BMO Capital Markets, the financial advisors to Western, that the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to the Western Shareholders and the directors of Western have unanimously:

(i)

determined that the consideration offered pursuant to the Arrangement is fair to the Western Shareholders and the Arrangement is in the best interests of Western;

(ii)

resolved to recommend that the Western Shareholders vote in favour of the Western Resolution; and

(iii)

authorized entering into, executing and delivering this Agreement, and performing the obligations set out herein and to proceed with the Arrangement.

(f)

Western Subsidiaries.  Except for the one inactive Subsidiary disclosed in the Western Disclosure Memorandum, the only Subsidiaries of Western are the Western Subsidiaries and Western does not own a direct or indirect voting or equity interest of greater than 10% in any other corporation, partnership, joint venture or other entity.

(g)

No Defaults.  Neither Western nor any of the Western Subsidiaries is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Western or any of the Western Subsidiaries under any contract, agreement or licence that is material to the conduct of the business of Western or any of the Western Subsidiaries to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Western.

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(h)

Absence of Changes.  Since September 30, 2008, except as disclosed in the Western Disclosure Memorandum, in the Western Public Disclosure Documents or expressly contemplated by this Agreement:

(i)

Western and each of the Western Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)

Western has not incurred or suffered a Material Adverse Effect;

(iii)

Western has not effected any amendment to, or proposed to amend, its articles or bylaws;

(iv)

there has not been any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership, association or other business organization or division thereof, which transaction would be material to Western;

(v)

there has not been any sale, lease, transfer, mortgage, hypothecation or other disposition of any of its assets or properties, real, personal or mixed, immovable or movable (including securities), that are material, individually or in the aggregate, to Western;

(vi)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Western or any of the Western Subsidiaries of any debt for borrowed money, any creation or assumption by Western or any of the Western Subsidiaries of any Encumbrance, any making by Western or any of the Western Subsidiaries or of any loan, advance or capital contribution to or investment in any other person (other than: (a) loans and advances in an aggregate amount that does not exceed $750,000 outstanding at any time; and (b) loans made to other Western Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Western or any of the Western Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Western;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been, nor has Western or any Western Subsidiary agreed to, any material increase in or modification of the compensation payable to or to become payable by Western or any Western Subsidiary to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Western Options pursuant to the Western Option Plan) made to, for or with any of such directors or officers;

(viii)

Western has not effected or passed any resolution or agreed to any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of the outstanding Western Common Shares, declaration or payment of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

34

(ix)

Western has not effected any material change in its accounting methods, principles or practices;

(x)

neither Western nor any of the Western Subsidiaries has adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(i)

Contracts and Commitments.  Except as disclosed in this Agreement or in the Western Disclosure Memorandum, all material agreements to which Western or any of the Western Subsidiaries is a party or by which it is bound:  (i)  are valid, binding, in full force and effect in all material respects and enforceable by Western or any of the Western Subsidiaries in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement or any of the transactions contemplated thereby.  Except as disclosed in the Western Disclosure Letter, no material agreement or other agreement to which Western or any of the Western Subsidiaries is a party commits Western or any of the Western Subsidiaries to a capital expenditure in excess of $5,000,000.

(j)

Employment Agreements.  Other than as disclosed in the Western Disclosure Memorandum:

(i)

neither Western nor any of the Western Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Western or any of the Western Subsidiaries that cannot be terminated without payment of a maximum of 12 times such individual’s monthly salary, recognising that a court of competent jurisdiction in an action for wrongful dismissal or otherwise has the authority to award damages in an amount greater than 12 times an individual’s monthly salary;

(ii)

there are no severance payments or termination payments that Western is obligated to pay, including without limitation, to any consultants, directors, officers, employees or agents;

(iii)

neither Western nor any Western Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of Western, pending or threatened, or any litigation, actual or, to the knowledge of Western, pending or threatened, relating to employment or termination of employment of employees or independent contractors;

(iv)

Western and each of the Western Subsidiaries have operated in all material respects in accordance with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, or, to the knowledge of Western, pending or threatened, material proceedings before any board or tribunal with respect to any of the above areas;

35

(v)

neither Western nor any of the Western Subsidiaries has any employee or consultant whose employment or contract with Western or any Western Subsidiary cannot be terminated without payment upon a maximum of twelve months’ notice; and

(vi)

neither Western nor any of the Western Subsidiaries: (a) is a party to any collective bargaining agreement; (b) is, to the knowledge of Western, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement; or (c) is subject to any current, or to the knowledge of Western, pending or threatened, strike or lockout.

(k)

Financial Matters.  The audited consolidated balance sheets, audited consolidated statement of operations and retained earnings (deficit) and audited consolidated statements of cash flows of Western for the fiscal year ended December 31, 2007 and the unaudited consolidated balance sheets, unaudited consolidated statement of operations and retained earnings (deficit) and unaudited consolidated statements of cash flows of Western for the fiscal period ended September 30, 2008 (collectively, the “Western Financial Statements”) were prepared in accordance with U.S. GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Western at the respective dates indicated and the results of operations of Western for the periods covered on a consolidated basis.  Except as disclosed in the Western Financial Statements, neither Western nor any of the Western Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Western for the period ended September 30, 2008, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the Western Properties), which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Western.

(l)

Books and Records.  The corporate records and minute books of Western and the Western Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not omit material information required to be included.  Financial books and records and accounts of Western and the Western Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Western and the Western Subsidiaries; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Western.

(m)

Litigation.  Except as disclosed in the Western Disclosure Memorandum and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection  3.02(r) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Western, threatened against or relating to Western or any of the Western Subsidiaries, or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Western.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Western, threatened against or relating to Western or any of the Western Subsidiaries before any Governmental Entity.  Neither Western nor any of the Western Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Western or any Western Subsidiary, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Western.

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(n)

Title to Properties and Condition of Assets.  Except as disclosed in the Western Public Disclosure Documents, applying customary standards in the mining industry, Western either directly or indirectly through the Western Subsidiaries has sufficient title to or valid leasehold interests in the Western Properties to operate such properties in the ordinary course and consistent with past practices, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Western.  Each lease and agreement granting rights to the Western Properties is in full force and effect and constitutes a legal, valid and binding agreement of Western and the Western Subsidiaries and neither Western nor the Western Subsidiaries is in violation of, breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western.  Furthermore, all real and tangible personal property of Western and each of the Western Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on Western.

(o)

Mineral Reserves and Resources.  The most recent estimated proven and probable mineral reserves and estimated measured, indicated and inferred mineral resources of Western and the Western Subsidiaries disclosed in the Western Public Disclosure Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Western or the Western Subsidiaries, taken as a whole, from the amounts disclosed in the Western Public Disclosure Documents.

(p)

Operational Matters.  Except as would not reasonably be expected to have a Material Adverse Effect on Western:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Western and the Western Subsidiaries have been properly and timely paid or accrued; and

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(ii)

all (A) mines and mining-related activities where Western or a Western Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) mines located in or on the lands of Western or a Western Subsidiary or lands pooled or unitized therewith, which have been abandoned by Western or any Western Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.

(q)

Insurance.  Western maintains policies of insurance with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of a similar size operating in the mining industry.  The policies and the coverage provided thereunder are in full force and effect and Western and each of the Western Subsidiaries is in good standing under each policy.  Western and each of the Western Subsidiaries have not received notice of, nor have any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any claim, dispute, liability, obligation, action, debt, proceeding or litigation against Western or any of the Western Subsidiaries which is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could have a Material Adverse Effect on Western.

(r)

Environmental.  Except as disclosed in the Western Public Disclosure Documents:

(i)

Western and each of the Western Subsidiaries is and has been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western;

(ii)

all material Environmental Approvals which are necessary under any applicable Environmental Law for the ownership and operation by Western or any of the Western Subsidiaries of the real property, assets, mines and other facilities owned or used by Western or any of the Western Subsidiaries and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Approvals or appeal, or to the knowledge of Western, any pending or threatened legal or administrative proceedings, and there are to the knowledge of Western, no proposals to amend, revoke or replace such material Environmental Approvals;

(iii)

the Western Material Property has not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Western.  Neither Western nor the Western Subsidiaries or, to the knowledge of Western any other person in control of the Western Material Property, has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Western Material Property, except in compliance with all Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western.  All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Western Material Property have been handled, recycled, disposed of, treated and stored in compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Western.  To the knowledge of Western, there are no Hazardous Substances at, in, on, under or migrating from any Western Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Western;

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(iv)

neither Western nor the Western Subsidiaries or any other person for whose actions Western or any Western Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Western, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Western or any of the Western Subsidiaries.  To the knowledge of Western, no site or facility now or previously owned, operated or leased by Western or any of the Western Subsidiaries is listed or, to the knowledge of Western, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(v)

except to the extent that would not reasonably be expected to have a Material Adverse Effect on Western, neither Western nor the Western Subsidiaries nor any other person for whose actions Western or any Western Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Western Properties in such a manner as: (i) would reasonably be expected to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Western; or (ii) would reasonably be expected to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Western Properties or the assets of Western or the Western Subsidiaries; and

(vi)

except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Western and except as disclosed in the Western Public Disclosure Documents, neither Western nor the Western Subsidiaries has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(s)

Tax Matters.  Except as disclosed in the Western Public Disclosure Documents or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Western:

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(i)

Western and each of the Western Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)

Western and each of the Western Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the Western Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are adequate under U.S. GAAP to cover Taxes with respect to Western and the Western Subsidiaries (to the extent that such entitles are consolidated in the Western Financial Statements) accruing through the date hereof;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Western, threatened against any of Western or the Western Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns; and

(v)

no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Western or any of the Western Subsidiaries.

(t)

Pension and Employee Benefits.  Western and the Western Subsidiaries have complied with all of the terms of the pension and other employee compensation and benefit obligations of Western or the Western Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Western or the Western Subsidiaries, as the case may be, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Western.

(u)

Reporting Status.  Western is a reporting issuer or its equivalent in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.  The Western Common Shares are registered under Section 12(b) of the 1934 Act. The Western Common Shares are listed on the TSX and NYSE Alternext.

(v)

Reports.  Since January 1, 2007, Western has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Western Public Disclosure Documents”).  The Western Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities Laws, including the rules, policies and instruments of all Securities Authorities having jurisdiction over Western.  Western has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.  None of the Western Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the TSX or NYSE Alternext.

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(w)

Compliance with Laws.  Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.02(r) above), Western and the Western Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Western.

(x)

Restrictions on Business Activities.  Except as disclosed in the Western Disclosure Memorandum, there is no agreement, judgment, injunction, order or decree binding upon Western of any of the Western Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of Western or any of the Western Subsidiaries, any acquisition of material property by Western or any of the Western Subsidiaries or the conduct of business by Western or any of the Western Subsidiaries as currently conducted.

(y)

No Cease Trade.  Western is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Western, no investigation or other proceedings involving Western that may operate to prevent or restrict trading of any securities of Western are currently in progress or pending before any applicable stock exchange or Securities Authority.

(z)

No Option on Assets.  No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Western or the Western Subsidiaries of any of the material assets of Western or any of the Western Subsidiaries, other than as described or contemplated herein.

(aa)

Certain Contracts.  Except as disclosed in the Western Disclosure Memorandum, neither Western nor any of the Western Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of Western or the Western Subsidiaries is conducted; (ii) limit any business practice of Western or any Western Subsidiary in any material respect; or (iii) restrict any acquisition or disposition of any property by Western or any Western Subsidiary in any material respect.

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(bb)

No Indebtedness.  Except as disclosed in the Western Disclosure Memorandum, neither Western nor any Western Subsidiary owes any money to, has any present loans to, has borrowed any monies from, or is otherwise indebted to any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with Western or the Western Subsidiaries, except as set forth in the Western Financial Statements.

(cc)

No Agreement to Merge.  Except for this Agreement, neither Western nor any Western Subsidiary has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(dd)

No Significant Transactions.  There are no “significant acquisitions”, “significant dispositions” and “significant probable acquisitions”, as such terms are defined in applicable securities Laws, for which Western is required, pursuant to applicable securities Laws, to prepare additional financial disclosure for the Joint Proxy Circular.

(ee)

Disclosure Controls and Procedures.  Western has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by Western under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws.  Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Western in Western’s reports and other filings under applicable laws (including applicable securities Laws) is accumulated and communicated to Western’s management, including its chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(ff)

Accounting Controls.  Western maintains internal control over financial reporting.  Western believes such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes policies and procedures that:  (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of Western and the Western Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP that the receipts and expenditures of Western and the Western Subsidiaries are being made only in accordance with authorizations of management and directors of Western and the Western Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition if the Western’s and the Western Subsidiaries’ assets that could have a material effect on  its financial statements.  There are no significant deficiencies in the design or operation of, or material weaknesses in, Western’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, and there is no known fraud that involves management or other employees who have a significant role in Western’s internal control over financial reporting.  Since December 31, 2007, Western has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of Western regarding questionable accounting or auditing matters.

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(gg)

Disclosure of Material Contracts.  Except as set out in the Western Disclosure Memorandum, since January 1, 2007 all contracts and agreements required to be filed on SEDAR by Western pursuant to applicable securities Laws have been filed on SEDAR by Western and, except as set out in the Western Disclosure Memorandum, or as contemplated herein, neither Western nor any Western Subsidiary has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by Western, whether by asset sale, transfer of shares or otherwise.

(hh)

Foreign Private Issuer.  Western is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(ii)

Investment Company Status.  Western is not registered, and is not required to be registered, as an investment company, under the 1940 Act.

(jj)

No Broker's Commission.  Western has not entered into any agreement that would entitle any person to any valid claim against Western for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed by Western.

(kk)

Vote Required.  Subject to the Interim Order, the Western Shareholder Approval is the only vote of the holders of any class or series of the Western Common Shares, Western Options or other Convertible Securities of Western necessary to approve this Agreement and the Arrangement.

(ll)

No Collateral Benefits.  Except as disclosed in the Western Disclosure Memorandum, no related party of Western is entitled to receive, directly or indirectly, as a consequence of the Arrangement a collateral benefit (and for purposes of this Section  3.02 (ll)), “related party” and “collateral benefits” have the meanings given to them in Multilateral Instrument 61-101).

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3.03

Additional Disclosures

All exceptions to the warranties and covenants in this Agreement that refer to the New Gold Disclosure Memorandum, the New Gold Public Disclosure Documents, the Western Disclosure Memorandum, or the Western Public Disclosure Documents shall mean the information disclosed in such documents as at the date of this Agreement.  No information disclosed in any additional public filings or amendments or supplements to any such disclosure documents or memoranda by a Party after the date of this Agreement shall be binding on the other Party unless the other Party otherwise agrees in writing.

3.04

Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date.  Any investigation by New Gold or Western and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 4
COVENANTS

4.01

Covenants of New Gold and Western

Each of the Parties hereby covenant as set forth in Schedule D hereof.

4.02

Indemnification and Insurance

(a)

New Gold hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Western and the Western Subsidiaries provided in the current articles or by-laws of Western or Western Subsidiaries or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Western and any Western Subsidiary shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date.

(b)

Western shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Western Subsidiaries for the purpose of this Section 4.02 and this Section 4.02 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against New Gold by the persons described in subsection 4.02(a) hereof.

ARTICLE 5
CONDITIONS

5.01

Mutual Conditions

The respective obligations of the Parties to complete the transactions contemplated herein are subject to the fulfillment of the conditions set forth in Schedules E, F and G hereto.

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5.02

Notice and Cure Provisions

Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)

cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)

result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party prior to the Effective Date; or

(c)

result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Schedules E, F and G hereto, as the case may be.

Neither Party may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in Schedules E, F and G hereto, as applicable, not being satisfied or waived or (b) exercise any termination right arising therefrom; unless (i) promptly and in any event prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice.  If such notice has been delivered prior to the date of the Western Meeting, or New Gold Meeting, the Western Meeting or New Gold Meeting or both, as applicable, shall be adjourned or postponed until the expiry of such period.

5.03

Merger of Conditions

Upon the filing with the Director of the Articles of Arrangement in respect of the Arrangement, the conditions set out in Schedules E, F and G hereto shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.  Western acknowledges and agrees that it shall have no right to file and shall not file the Final Order and other required documents with the Director unless such conditions have been satisfied, fulfilled or waived, and New Gold or its legal counsel confirms in writing that such filing can be effected.

ARTICLE 6
NON-SOLICITATION AND TERMINATION

6.01

Covenant Regarding Non-Solicitation

The Parties covenant as set forth in Schedule H.

6.02

Termination

Subject to Section 4 of Schedule H to this Agreement, this Agreement may be terminated at any time:

(a)

by mutual written agreement of the Parties;

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(b)

by a Party if:  (i) the board of directors of the other Party has made a Change in Recommendation; or (ii) the other Party has entered into a definitive agreement with respect to a Superior Proposal;

(c)

by a Party in order for such Party to enter into a definitive written agreement with respect to a Superior Proposal;

(d)

subject to Section  5.02, by either Party (i) if the required approval of Western Shareholders is not obtained at the Western Meeting or, (ii) if the required approval of New Gold Shareholders is not obtained at the New Gold Meeting;

(e)

subject to Section  5.02, by either Party if any of the mutual conditions precedent set forth in Schedule E hereto have not been satisfied by the Completion Deadline or where it is clear that the condition cannot be satisfied prior to the Completion Deadline;

(f)

subject to Section  5.02 and Schedule F, by New Gold, if any condition precedent to its obligations set forth in Schedule F hereto has not been satisfied;

(g)

subject to Section  5.02 and Schedule G, by Western, if any condition precedent to its obligations set forth in Schedule G hereto has not been satisfied; or

(h)

subject to Section  5.02, by either Party if there is a material breach by the other Party of its covenants under this Agreement,

provided that any termination by a Party in accordance with paragraphs (b) to (h) above shall be made by such Party delivering written notice thereof to the other Party (to the extent not otherwise provided pursuant to Section  5.02) prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

ARTICLE 7
AMENDMENT

7.01

Amendment

This Agreement may, at any time and from time to time before or after the holding of the Western Meeting, be amended by mutual written agreement of the Parties without, subject to applicable Law, further notice to or authorization on the part of the New Gold Shareholders or the Western Shareholders and any such amendment may, without limitation:

(a)

change the time for the performance of any of the obligations or acts of any Party;

(b)

waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)

waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing: (i) following the Western Meeting, the Share Consideration shall not be amended without the approval of the Western Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court; (ii) if notwithstanding Section 2.10 the Parties determine, at any time prior to the filing of Articles of Arrangement with the Director, that the Arrangement will not have the U.S. federal income tax consequences described in such section, the Plan of Arrangement shall be amended, such that the merger of New Gold Subco and Western shall not occur, and the steps described in paragraphs 3.01(e), (f), (g) and (h) of the Plan of Arrangement shall be deleted without further approval; and (iii) this Agreement and the Plan of Arrangement may be amended, other than as described in clause (ii) herein, in accordance with the Final Order but, in the event that the terms of the Final Order require any such amendment, the rights of the Parties under Schedules F, G and H and Section 7.02 hereof shall remain unaffected.

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7.02

Mutual Understanding Regarding Amendments

(a)

In addition to the transactions contemplated hereby or at the request of a Party, the Parties will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for Western, the Western Shareholders, the Western Subsidiaries and New Gold as and to the extent that the same shall not prejudice any party or the shareholders thereof.  The parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)

The Parties agree that, if either Party proposes to the other Party any amendment to this Agreement or the Plan of Arrangement, both Parties will reasonably consider such amendment.  The Parties further agree that if neither Party nor their respective shareholders will be materially prejudiced, and the completion of the Arrangement will not be delayed, by reason of any such amendment, then the Parties will co-operate to, subject to applicable Laws, effect the amendment or amendments.

ARTICLE 8
GENERAL

8.01

Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party by like notice.  Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties shall be as follows:

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(a)

if to New Gold:

New Gold Inc.

3110 – 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Attention:

President and Chief Executive Officer

Facsimile:

(604) 696-4110

With a copy to:

Lawson Lundell LLP
1600 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Attention:

Chris Baldwin and Nathan Daniels

Facsimile:

(604) 669 1620

(b)

if to Western:

Western Goldfields Inc.

200 Bay Street
Suite 3120
P.O. Box 167
Toronto, Ontario  M5J 2J4

Attention:

President and Chief Executive Officer

Facsimile:

(416) 324-9494

With a copy to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario, M5H 3C2

Attention:

Cameron Mingay

Facsimile:

(416) 640-3163

8.02

Remedies

The Parties acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by either Party or its representatives and advisors and that such breach may cause the non-breaching Party irreparable harm.  Each Party agrees that it will not request that the court find that its breach or threatened breach has not or will not cause the other Party irreparable harm and neither Party will lend assistance to such a request.  The Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Western (if New Gold is the breaching Party) or New Gold (if Western is the breaching Party) will be entitled to seek equitable relief, including interim, interlocutory and permanent injunctive relief and specific performance.   Each Party agrees that it will not take the position in court or otherwise that its breach or threatened breach has not or will not cause the other Party irreparable harm and neither Party will lend assistance to such position.  Each Party agrees that it will not request that the court require the Party or Parties seeking such relief to provide an undertaking as to damages or to post a bond or security as a condition of granting such relief.  Without limiting the generality of the foregoing, the Parties acknowledge and agree that a mandatory order or other injunctive relief may be granted to enforce any negative covenant in this Agreement without the requirement to demonstrate irreparable harm or that the balance of convenience favours the Party seeking such relief.  Subject to any other provision hereof including, without limitation, Section 8.02 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder at law or in equity to each of the Parties.

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8.03

Expenses

The Parties agree that, except for the expenses payment provided for in Section 4 of Schedule H, all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Western Meeting, the New Gold Meeting and the preparation and mailing of the Joint Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses.  The provisions of this Section 8.03 shall survive the termination of this Agreement.

8.04

Time of the Essence

Time shall be of the essence in this Agreement.

8.05

Entire Agreement

The Confidentiality Agreement and this Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.  There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.06

Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

8.07

Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

8.08

Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.  Delivery of an executed counterpart of the signature page to this Agreement by facsimile or electronic scanned copy shall be effective as delivery of a manually executed counterpart of this Agreement, and either Party delivering an executed counterpart of the signature page to this Agreement by facsimile or electronic scanned copy to the other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

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8.09

Waiver

No waiver or release by either Party shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.  Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.01 hereof.

8.10

No Personal Liability

(a)

No director or officer of New Gold shall have any personal liability whatsoever (other than in the case of fraud or wilful misconduct) to Western under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of New Gold.

(b)

No director or officer of Western shall have any personal liability whatsoever (other than in the case of fraud or wilful misconduct) to New Gold under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Western.

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8.11

Enurement and Assignment

This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.  This Agreement may not be assigned by either Party without the prior written consent of each of the other Parties.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

NEW GOLD INC.
Per:	(Signed) "Robert J. Gallagher"
Name:	Robert J. Gallagher
Title:	President and Chief Executive Officer

WESTERN GOLDFIELDS INC.
Per:	(Signed) "Randall Oliphant"
Name:	Randall Oliphant
Title:	Chairman

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SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.01

Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Arrangement” means the arrangement under the provisions of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Business Combination Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(b)

“Business Combination Agreement” means the business combination arrangement agreement dated as of March 3, 2009 between New Gold Inc. and Western Goldfields Inc., as amended, amended and restated or supplemented prior to the Effective Date;

(c)

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(d)

“Canadian Resident” means a beneficial owner of Western Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(e)

“Court” means the Ontario Superior Court of Justice (Commercial List);

(f)

“CRA” means the Canada Revenue Agency;

(g)

“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or financial institution agreed to in writing between New Gold and Western for the purpose of, among other things, exchanging certificates representing Western Common Shares for New Gold Common Shares in connection with the Arrangement;

(h)

“Dissent Right” shall have the meaning ascribed thereto in Article 4.01;

(i)

“Dissenting Shareholder” means a registered holder of Western Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Western Common Shares;

(j)

“Effective Date” means the date shown on the certificate of arrangement issued under the OBCA  giving effect to the Arrangement;

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(k)

“Effective Time” means 12:01 am (Toronto Time) on the Effective Date;

(l)

“Electing Holdco Shareholder” means a Qualifying Holdco Shareholder who has elected the Holdco Alternative in accordance with the Combination Agreement;

(m)

“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident or (iii) an Electing Holdco Shareholder;

(n)

“Eligible Non-Resident” means a beneficial owner of Western Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Western Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(o)

“Final Order” means the final order of the Court made in connection with the approval of the Arrangement, including all amendments thereto made prior to the Effective Time;

(p)

“Former Western Shareholders” means the holders of Western Common Shares immediately prior to the Effective Time;

(q)

“Holdco Alternative” shall have the meaning ascribed thereto in the Business Combination Agreement;

(r)

“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(s)

“Interim Order” means the interim order of the Court made pursuant to Section 182(5) of the OBCA in connection with the Arrangement, including any amendment thereto;

(t)

“Merged Company” shall have the meaning ascribed thereto in Section 3.02;

(u)

“New Gold” means New Gold Inc., a corporation existing under the Business Corporations Act (British Columbia);

(v)

“New Gold Common Shares” means the common shares in the capital of New Gold;

(w)

“New Gold Replacement Option” shall have the meaning ascribed thereto in Section 3.01(d);

(x)

“New Gold Replacement Warrant” shall have the meaning ascribed thereto in Section 3.01(e);

(y)

“New Gold Subco” means 2199371 Ontario Inc., a corporation incorporated under the OBCA;

(z)

“OBCA” means the Business Corporations Act (Ontario);

(aa)

“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith, and with the Business Combination Agreement and any order of the Court;

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(bb)

“Qualifying Holdco” shall have the meaning ascribed thereto in the Business Combination Agreement;

(cc)

“Qualifying Holdco Shareholder” shall have the meaning ascribed thereto in the Business Combination Agreement;

(dd)

“Section 85 Election” shall have the meaning ascribed thereto in Section 3.02(c);

(ee)

“Share Consideration” means the Share Exchange Ratio plus $0.0001 in cash for each Western Common Share;

(ff)

“Share Exchange Ratio” means 1.0 of a New Gold Common Share for each Western Common Share;

(gg)

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(hh)

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(ii)

“Western” means Western Goldfields Inc., a corporation existing under the OBCA;

(jj)

“Western Common Shares” means the issued and outstanding common shares of Western;

(kk)

“Western Meeting” means the special meeting of the holders of Western Common Shares held to consider and approve, among other things, the Arrangement;

(ll)

“Western Options” means collectively the outstanding options to purchase Western Common Shares issued pursuant to the Western Stock Option Plan and pursuant to stand alone option agreements to which Western is a party;

(mm)

“Western Stock Option Plan” means the 2006 Incentive Stock Option Plan of Western, as amended; and

(nn)

“Western Warrants” means the warrants to purchase 6,056,180 Western Common Shares.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.02

Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof', “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

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1.03

Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.04

Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.05

Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.06

Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.07

Time of the Essence

Time shall be of the essence with respect to every provision of this Plan of Arrangement.

ARTICLE 2
BUSINESS COMBINATION AGREEMENT

2.01

Business Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3
ARRANGEMENT

3.01

Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)

each Western Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to New Gold and New Gold shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Western Common Shares and New Gold shall be recorded as the registered holder of the Western Common Shares so transferred and shall be deemed to be the legal owner of such Western Common Shares;

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(b)

each Western Common Share held by a Former Western Shareholder (other than a Dissenting Shareholder, a Qualifying Holdco the shares of which are owned by an Electing Holdco Shareholder, New Gold or any subsidiary of New Gold) shall be transferred to New Gold and in consideration therefor New Gold shall issue and pay the Share Consideration for each Western Common Share, subject to Sections 3.03, 3.04 and Article 5 hereof;

(c)

simultaneously with the transfer of the Western Common Shares pursuant to Section 3.01(b), all of the shares outstanding immediately prior to the Effective Time of each Qualifying Holdco that are owned by an Electing Holdco Shareholder, if any, shall be transferred by the holders thereof to New Gold in consideration for the Share Consideration that the Qualifying Holdco would have been entitled to receive pursuant to Section 3.01(b), subject to Sections 3.03, 3.04 and Article 5 hereof;

(d)

each Western Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged, simultaneously with the transfer of the Western Common Shares pursuant to Section 3.01(b), for an option (a “New Gold Replacement Option”) to acquire, on the same terms and conditions as were applicable to such Western Option immediately before the Effective Time under the relevant Western Option Plan under which it was issued and/or the agreement evidencing such issuance, the number (rounded down to the nearest whole number) of New Gold Common Shares equal to the product of: (A) the number of  Western Common Shares subject to such Western Option immediately prior to the Effective Time and (B) the Share Exchange Ratio. The exercise price per New Gold Common Share subject to any such New Gold Replacement Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per  Western Common Share subject to such  Western Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the In the Money Amount of the New Gold Replacement Option immediately after the exchange is not greater than the In the Money Amount of the exchanged  Western Option immediately before the Effective Time.  The terms of each New Gold Replacement Option shall be the same as the terms of the Western Option it is exchanged therefor, except as provided above and except that such New Gold Replacement Option shall be fully vested and that it shall not expire earlier as a result of the Arrangement being a change of control;

(e)

simultaneously with the transfer of the Western Common Shares pursuant to Section 3.01(b), each Western Warrant outstanding immediately prior to the Effective Time, shall be exchanged for a warrant (a “New Gold Replacement Warrant”) issued by New Gold, which shall have the same terms and conditions as were applicable to such Western Warrant immediately before the Effective Time, except that upon exercise of a New Gold Replacement Warrant, in lieu of each Western Common Share issuable immediately before the Effective Time upon exercise of the Western Warrant being replaced, and for the same consideration that would have been payable therefor, the holder of the New Gold Replacement Warrant shall be entitled to receive the Share Consideration;

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(f)

Western and New Gold Subco shall merge to form one corporate entity (the “Merged Company”) with the same effect as if they had amalgamated under Section 177(2) of the OBCA, except that the legal existence of Western shall not cease and Western shall survive the merger;

(g)

without limiting the generality of Section 3.01(f), the separate legal existence of New Gold Subco shall cease without New Gold Subco being liquidated or wound up; Western and New Gold Subco will continue as one company; and the property and liabilities of New Gold Subco will become the property and liabilities of Western;

(h)

at the time and from the time of the step described in Section 3.01(f):

(i)

Western as the Merged Company will continue to own and hold all property, rights, privileges and franchises of Western (except any amounts receivable from New Gold Subco or shares of New Gold Subco) and will own and hold all property, rights, privileges, and franchises of New Gold Subco (except any amounts receivable from Western or shares of Western) and, shall continue to be subject to all liabilities of Western (except amounts owing to New Gold Subco) and will be subject to all liabilities of New Gold Subco, including civil, criminal and quasi-criminal and all contracts, disabilities, and debts of each of Western and New Gold Subco;

(ii)

Western as the Merged Company will continue to be, with respect to Western, and will be deemed to be, with respect to New Gold Subco, the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against Western or New Gold Subco, as the case may be, prior to the merger;

(iii)

a conviction against, or ruling, order or judgment in favour of or against either New Gold Subco or Western may be enforced by or against Western as the Merged Company;

(iv)

all of the issued common shares of New Gold Subco and Western (except for shares of New Gold Subco held by Western and any shares of Western by New Gold Subco) will be exchanged for one new fully paid and non-assessable Western Common Share which will be issued by the Merged Company and such New Gold Subco common shares and Western common shares will be cancelled without any payment of capital in respect thereof;

(v)

the name of the Merged Company shall be Western Goldfields Inc.;

(vi)

the Merged Company shall be authorized to issue an unlimited number of common shares;

(vii)

the by-laws of the Merged Company shall be Western's by-laws;

(viii)

the first annual general meeting of the Merged Company will be held within 18 months from the Effective Date;

(ix)

the first directors of the Merged Company following the merger shall be Brian Penny, Randall Oliphant, and Arthur Chen; and

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(x)

the foregoing merger shall not constitute an acquisition of property of Western or New Gold Subco by the other pursuant to the purchase of property or as a result of the distribution or winding-up of Western or New Gold Subco.

3.02

Post-Effective Time Procedures

(a)

On or promptly after the Effective Date, New Gold shall deliver or arrange to be delivered to the Depositary certificates representing the New Gold Common Shares required to be issued to Former Western Shareholders and Electing Holdco Shareholders (if any) and the requisite cash required to be paid to Former Western Shareholders and Qualifying Holdco Shareholders (if any) in accordance with the provisions of Section 3.01 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Western Shareholders and Electing Holdco Shareholders (if any) for distribution to such Former Western Shareholders and Electing Holdco Shareholders (if any) in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, Former Western Shareholders (other than Dissenting Shareholders, New Gold and any subsidiary of New Gold) and Electing Holdco Shareholders (if any) shall be entitled to receive delivery of the certificates representing the New Gold Common Shares and a cheque for the cash consideration to which they are entitled pursuant to Section 3.01(b) hereof.

(c)

An Eligible Holder whose Western Common Shares or shares of a Qualifying Holdco are exchanged, in either case, for the Share Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by New Gold, within 90 days after the Effective Date, duly completed with the details of the number of Western Common Shares or the number and type of shares of a Qualifying Holdco, transferred and the applicable agreed amounts for the purposes of such joint elections. New Gold shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder, for filing with the CRA (or the applicable provincial tax authority). Neither Western, New Gold nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, New Gold or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)

Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, New Gold will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Holder.

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3.03

No Fractional New Gold Common Shares

No fractional New Gold Common Shares shall be issued to Former Western Shareholders or Electing Holdco Shareholders.  The number of New Gold Common Shares to be issued to Former Western Shareholders or Electing Holdco Shareholders shall be rounded down to the nearest whole New Gold Common Share in the event that a Former Western Shareholder or an Electing Holdco Shareholder is entitled to a fractional share.

3.04

Fractional Cash Consideration

Any cash consideration owing to a Former Western Shareholder or Electing Holdco Shareholder shall be rounded up to the next whole cent.

ARTICLE 4
DISSENT RIGHTS

4.01

Dissent Rights

Holders of Western Common Shares may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth under section 185 of the OBCA, as modified by the Interim Order,  with respect to Western Common Shares in connection with the Arrangement, provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the special resolution to approve the Arrangement contemplated by Section 185(6) of the OBCA must be sent to Western by holders who wish to dissent and received by Western not later than 5:00 pm (Toronto Time) on the date that is two Business Days immediately prior to the Western Meeting or any date to which the Western Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Western Common Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Western Common Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by New Gold; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Western Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Western Common Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall New Gold, Western or any other person be required to recognize holders of Western Common Shares who exercise Dissent Rights as holders of Western Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Western Common Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Western Common Shares at the Effective Time.

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ARTICLE 5
DELIVERY OF NEW GOLD COMMON SHARES

5.01

Delivery of New Gold Common Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Western Common Shares or shares of Qualifying Holdco, as the case may be, that were exchanged for New Gold Common Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Western Common Shares or shares of Qualifying Holdco, as the case may be, formerly represented by such certificate under the OBCA and the articles of Western and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Gold Common Shares that such holder is entitled to receive in accordance with Section 3.01 hereof and a cheque for the cash consideration to which such holder is entitled.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Western Common Shares or shares of Qualifying Holdco shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Gold Common Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

5.02

Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Western Common Shares that were exchanged for New Gold Common Shares and the cash consideration in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Gold Common Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing the New Gold Common Shares and the cash consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such New Gold Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such New Gold Common Shares and cheque, give a bond satisfactory to New Gold and the Depositary in such amount as New Gold and the Depositary may direct, or otherwise indemnify New Gold and the Depositary in a manner satisfactory to New Gold and the Depositary, against any claim that may be made against New Gold or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Western.

5.03

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to New Gold Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Western Common Shares or shares of Qualifying Holdco unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the New Gold Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Gold Common Shares.

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5.04

Withholding Rights

New Gold and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Western Shareholder such amounts as New Gold or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Western Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.05

Limitation and Proscription

To the extent that a Former Western Shareholder or Electing Holdco Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the New Gold Common Shares that such Former Western Shareholder or Electing Holdco Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such New Gold Common Shares, together with the cash consideration to which such Former Western Shareholder or Electing Holdco Shareholder was entitled, shall be delivered to New Gold by the Depositary and the share certificates shall be cancelled by New Gold, and the interest of the Former Western Shareholder or Electing Holdco Shareholder in such New Gold Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

5.06

Legality of New Gold Common Shares forming part of the Share Consideration

Notwithstanding anything else in this Plan of Arrangement, if it appears to New Gold that it would be contrary to applicable law to issue New Gold Common Shares to Former Western Shareholders or Electing Holdco Shareholders pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the New Gold Common Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the New Gold Common Shares by the Depositary on behalf of that person.  The New Gold Common Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion.  The Depositary shall not be obligated to seek or obtain a minimum price for any of the New Gold Common Shares sold by it.  Each such person will receive a pro rata share of the cash proceeds from the sale of the New Gold Common Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the New Gold Common Shares and any amount withheld in respect of applicable taxes) in lieu of New Gold Common Shares.  The payment of the net proceeds will be subject to Section 5.04.  None of Western, New Gold or the Depositary will be liable for any loss arising out of any such sales.

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ARTICLE 6
AMENDMENTS

6.01

Amendments to Plan of Arrangement

(a)

New Gold and Western reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by New Gold and Western, (iii) filed with the Court and, if made following the Western Meeting, approved by the Court, and (iv) communicated to holders or former holders of Western Common Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Western at any time prior to the Western Meeting provided that New Gold shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Western Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Western Meeting shall be effective only if: (i) it is consented to in writing by each of New Gold and Western; and (ii) if required by the Court, it is consented to by holders of the Western Common Shares voting in the manner directed by the Court.

B-1

SCHEDULE B

LIST OF NEW GOLD MATERIAL SUBSIDIARIES

Subsidiary Name	Jurisdiction	% Ownership
Peak Gold Ltd.	British Columbia	100%
Peak Mines Ltd.	British Columbia	100%
Peak Gold Asia Pacific Pty ltd.	Australia	100%
Peak Gold Mines Pty Ltd.	Australia	100%
Metallica Resources Inc.	Canada	100%
Metallica (Barbados) Inc.	Barbados	100%
Datawave Sciences Inc.	BVI	100%
Sociedad Contractual Minera El Morro	Chile	30%
Metallica Management Inc.	U.S.A.	100%
Raleigh Mining International Ltd.	Canada	100%
Minera San Xavier S.A. de C.V.	Mexico	100%

C-1

SCHEDULE C
LIST OF WESTERN SUBSIDIARIES

Subsidiary Name	Jurisdiction	% Ownership
Western Goldfields USA Inc.	Nevada	100%
Western Goldfields (Canada) Inc.	Ontario	100%
Western Mesquite Mines, Inc.	Nevada	100%

D-1

SCHEDULE D
COVENANTS

1.

Covenants of New Gold:

New Gold hereby covenants and agrees with Western as follows:

(a)

Provide Information.  Subject to obtaining any required consents and subject to confidentiality obligations, New Gold will promptly provide to Western any information in the possession or control of New Gold and relating to New Gold or any New Gold Material Subsidiaries that is reasonably requested by Western or its counsel so that Western may complete its due diligence investigations of New Gold and the New Gold Material Subsidiaries.

(b)

New Gold Meeting.  New Gold will convene and hold a special meeting of its shareholders (including any adjournment, the “New Gold Meeting”) as soon as possible for the purpose of approving the issuance of the securities to be issued by New Gold pursuant to the Arrangement and any other approval or resolutions of the shareholders of New Gold in relation to the matters contemplated by this Agreement or the Arrangement that New Gold considers necessary or desirable (the “New Gold Resolutions”) and in any event no later than June 30, 2009.  Except as otherwise provided in this Agreement, New Gold shall not adjourn or otherwise change the timing of the New Gold Meeting without the prior written consent of Western, such consent not to be unreasonably withheld.  In connection with the New Gold Meeting, as promptly as reasonably practicable, New Gold shall use and assist with the preparation of the Joint Proxy Circular as the management information circular for the New Gold Meeting, together with any other documents required by applicable Laws in connection with the approval of the New Gold Resolutions and New Gold shall give Western the opportunity to review and comment on such other documents and all such other documents shall be satisfactory to Western, acting reasonably, before they are filed or distributed to the shareholders of New Gold, subject to any disclosure obligations imposed by any securities regulatory authority or any stock exchange.

(c)

Joint Proxy Circular.  New Gold shall promptly furnish to Western all information concerning New Gold reasonably requested by Western for the preparation of the Joint Proxy Circular and shall ensure the Joint Proxy Circular complies with all applicable laws and hereby covenants that no information furnished by New Gold in connection therewith will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided.

(d)

Ordinary Course.  New Gold shall and shall cause the New Gold Material Subsidiaries to conduct their respective businesses only in, and shall not take any action except in the usual, ordinary and regular course of the respective businesses of New Gold and the New Gold Material Subsidiaries, consistent with the respective past practices of New Gold and the New Gold Material Subsidiaries or as contemplated by the New Gold Disclosure Memorandum, except as contemplated in this Agreement.

D-2

(e)

No Dividends, Amalgamation or Capital Reduction.  New Gold shall not, except as provided for in this Agreement or in the New Gold Disclosure Memorandum, without prior consultation with and the consent of Western, directly or indirectly do, agree to do, or permit to occur any of the following: (i) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of New Gold; (ii) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of the New Gold Material Subsidiaries or adopt any plan of liquidation; or (iii) reduce its stated capital.

(f)

Listing.  New Gold shall use commercially reasonable best efforts to cause the New Gold Common Shares to be issued to holders of Western Common Shares or Qualifying Holdco Shareholders or upon exercise of Western Options or Western Warrants in connection with the Arrangement to be listed on the TSX and the NYSE Alternext.

(g)

Registration.  If, in connection with the Arrangement, New Gold issues options to any employee, director or officer of Western who is resident in the United States, New Gold will use commercially reasonable efforts to register the New Gold Common Shares issuable upon the exercise of such options on Form S-8 under the 1933 Act, as soon as reasonably practicable after the completion of the Arrangement, if and to the extent that such New Gold Common Shares are eligible for registration on such form.

(h)

Amendments to Joint Proxy Circular.  In a timely and expeditious manner, New Gold shall provide Western with information relating to New Gold as reasonably requested by Western in order to prepare any amendments or supplements to the Joint Proxy Circular (which amendments or supplements shall be in a form satisfactory to New Gold, acting reasonably) with respect to the Western Meeting in accordance with the Interim Order.

(i)

Amendments.  In a timely and expeditious manner, New Gold shall prepare, (in consultation with Western), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Joint Proxy Circular (which amendments or supplements shall be in a form satisfactory to Western, acting reasonably) with respect to the New Gold Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(j)

Copy of Documents.  Except for proxies and other non-substantive communications, New Gold shall furnish promptly to Western a copy of each notice, report, schedule or other document or communication delivered, filed or received by New Gold in connection with this Agreement, the Arrangement or the new Gold meeting or any other meeting at which the New Gold Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(k)

Certain Actions Prohibited.  Other than as disclosed in the New Gold Disclosure Memorandum, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, New Gold shall not and shall cause its Subsidiaries not to, without the prior written consent of Western, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

D-3

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a New Gold Material Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, New Gold or any of the New Gold Material Subsidiaries, other than the issue of New Gold Common Shares pursuant to the exercise of the New Gold Options or pursuant to the exercise or conversion, as the case may be, of warrants, convertible or exchangeable securities or other rights to acquire New Gold Common Shares, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of or permit any of the New Gold Material Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)

amend or propose to amend the Notice of Articles, Articles or by-laws (or their equivalent) of New Gold or any of the New Gold Material Subsidiaries or any of the terms of the New Gold Options as they exist at the date of this Agreement;

(iv)

split, combine or reclassify any of the shares of New Gold;

(v)

redeem, purchase or offer to purchase, or permit any of the New Gold Material Subsidiaries to redeem, purchase or offer to purchase, any New Gold Common Shares and, other than pursuant to the New Gold Stock Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)

acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the New Gold Material Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(vii)

except as provided under the terms of the New Gold Option Plan and the Plan of Arrangement with respect to a change of control as a result of the Arrangement, whether through its board of directors or otherwise, accelerate the vesting of any unvested New Gold Options, or otherwise amend, vary or modify the New Gold Option Plan or any New Gold Options;

(viii)

return capital to its shareholders or repay any indebtedness for borrowed money before it is due;

(ix)

(A) satisfy or settle any claim or dispute, except such as have been included in the financial statements of New Gold which are, individually or in the aggregate, in an amount in excess of $750,000 or which constitutes a claim between New Gold and a New Gold Material Subsidiary or between New Gold Material Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $750,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

D-4

(x)

incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the New Gold Material Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(xi)

enter into or amend any agreements, arrangements or transactions with any related entity;

(xii)

except as required by Canadian GAAP or any other generally accepted accounting principle to which New Gold or any New Gold Material Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of New Gold or make any material tax election inconsistent with past practice; or

(xiii)

enter into, or cause any New Gold Material Subsidiary to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than: (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.

(l)

Employment Arrangements.  Except where the prior intention to do so has been disclosed by New Gold in the New Gold Disclosure Memorandum, New Gold shall not, and shall cause the New Gold Material Subsidiaries not to, without the prior written consent of Western, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of New Gold or any of the New Gold Material Subsidiaries.

(m)

Insurance.  New Gold shall use its, and shall cause the New Gold Material Subsidiaries to use their, commercially reasonable best efforts to cause its respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(n)

Certain Actions.  New Gold shall:

D-5

(i)

carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Law may impose on New Gold or any of the New Gold Material Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(ii)

not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by New Gold in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on New Gold, provided that New Gold may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event New Gold immediately notifies Western in writing of such circumstances; and

(iii)

promptly notify Western of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of New Gold; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by New Gold of any covenant or agreement contained in this Agreement; and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of New Gold contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(o)

No Compromise.  New Gold shall not, and shall cause the New Gold Material Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of New Gold in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Western.

(p)

Contractual Obligations.  New Gold shall not, and shall cause the New Gold Material Subsidiaries not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which New Gold or any of the New Gold Material Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(q)

Satisfaction of Conditions.  New Gold shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

D-6

(i)

obtain the New Gold Shareholder Approval in accordance with the requirements of any applicable regulatory authority;

(ii)

obtain all other consents, approvals and authorizations as are required to be obtained by New Gold or any of the New Gold Material Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on New Gold;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties to consummate, the transactions contemplated hereby;

(v)

fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by New Gold; and

(vi)

cooperate with Western in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate New Gold to pay or cause to be paid any monies to cause such performance to occur.

(r)

Keep Informed.  Subject to applicable Laws, New Gold shall use commercially reasonable best efforts to conduct itself so as to keep Western reasonably informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(s)

Cooperation.  New Gold shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(t)

Representations.  New Gold shall use its commercially reasonable best efforts to conduct its affairs and to cause the New Gold Material Subsidiaries to conduct their affairs so that all of the representations and warranties of New Gold contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(u)

Confirmatory Review.  Subject to applicable Laws, New Gold shall continue to make available and cause to be made available to Western and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Western to effect a thorough examination of New Gold and the New Gold Material Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited monthly financial statements of New Gold, and shall cooperate with Western in securing access for Western to any documents, agreements, corporate records or minute books not in the possession or under the control of New Gold.  Subject to applicable Laws, upon reasonable notice, New Gold shall, and shall cause the New Gold Material Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Western reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of New Gold and the New Gold Material Subsidiaries, and, during such period, New Gold shall furnish promptly to Western all information concerning the business, properties and personnel of New Gold and the New Gold Material Subsidiaries as Western may reasonably request.

D-7

(v)

Closing Documents.  New Gold shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other Party, all in form satisfactory to the other Party, acting reasonably.

(w)

Composition of Board.  New Gold shall take all actions necessary to cause the board of directors of New Gold to consist of ten directors at the Effective Time, of which six directors will be nominees of New Gold and four directors will be nominees of Western

(x)

Management Additions.  New Gold shall take all actions necessary to appoint Randall Oliphant as Executive Chairman and Brian Penny as Chief Financial Officer of New Gold (and all such other members of Western’s management to be appointed or retained by New Gold as agreed upon by the Parties prior to the Effective Time) effective upon the completion of the Plan of Arrangement.

(y)

Incorporation of Subsidiaries.  Prior to the Effective Date, incorporate New Gold Subco and on terms acceptable to Western, acting reasonably.

(z)

Tax Elections.  New Gold agrees to make joint elections with Eligible Holders in respect of the disposition of their Western Common Shares or shares of a Qualifying Holdco pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement.  New Gold further agrees that the agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act.

(aa)

Warrants of Western.  New Gold hereby covenants and agrees that, following the Effective Time, it will take all steps required and cause Western or its successor to take all steps required to fulfill the obligations of Western or its successor to deliver New Gold Common Shares on any exercise of Western Warrants.

(bb)

Completion Date.  New Gold shall use commercially reasonable efforts to complete the Arrangement on or prior to the Completion Deadline.

(cc)

Agreements.  New Gold shall not release any third party from any confidentiality or standstill agreement to which New Gold and such third party are parties or amend any of the foregoing, and shall exercise all rights to require the return of information regarding New Gold previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding New Gold.

D-8

(dd)

New Gold Options.  Subject to receipt of stock exchange approvals, as soon as practicable after completion of the Arrangement, New Gold shall grant New Gold Options to the individuals appointed pursuant to sections 1(w) and 1(x) of this Schedule D based on the then prevailing trading price of the New Gold Common Shares in accordance with New Gold’s stock option plan and compensation policies.  All Western Options held by individuals that are not directors or officers of Western and all Western Options held by directors and officers that are not In-The-Money at the Effective Time shall be exchanged for New Gold Replacement Options, all in accordance with and pursuant to the Plan of Arrangement.

2.

Covenants of Western:

Western hereby covenants and agrees with New Gold as follows:

(a)

Provide Information.  Subject to obtaining any required consents and subject to any confidentiality obligations, Western will promptly provide to New Gold any information in the possession or control of Western and relating to any Western Subsidiaries that is reasonably requested by New Gold or its counsel so that New Gold may complete its due diligence investigations of Western and the Western Subsidiaries.

(b)

Western Meeting.  Western will convene and hold a special meeting of its shareholders (including any adjournment, the “Western Meeting”) as soon as possible for the purpose of approving the Arrangement (the “Western Resolution”) and in any event no later than June 30, 2009.  Except as otherwise provided in this Agreement, Western shall not adjourn or otherwise change the timing of the Western Meeting without the prior written consent of New Gold, such consent not to be unreasonably withheld.  In connection with the Western Meeting, as promptly as reasonably practicable, Western shall prepare a management information circular including amendments thereto required as a result of the adjournment of the Western Meeting (the “Joint Proxy Circular”) together with any other documents required by applicable Laws in connection with the approval of the Western Resolution and Western shall give New Gold the opportunity to review and comment on the Joint Proxy Circular and all such other documents and the Joint Proxy Circular and all such other documents shall be reasonably satisfactory to New Gold, acting reasonably, before they are filed or distributed to the shareholders of Western, subject to any disclosure obligations imposed by any securities regulatory authority or any stock exchange.

(c)

Joint Proxy Circular.  Western shall ensure that the Joint Proxy Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the Joint Proxy Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by New Gold).

(d)

Ordinary Course.  Western shall and shall cause the Western Subsidiaries to conduct their respective businesses only in, and shall not take any action except in the usual, ordinary and regular course of business of Western and the Western Subsidiaries and consistent with past practices of Western and the Western Subsidiaries or as contemplated in the Western Disclosure Memorandum and except as contemplated by this Agreement.

D-9

(e)

No Dividends, Amalgamation or Capital Reduction.  Western shall not, except as provided for in this Agreement or in the Western Disclosure Memorandum, without prior consultation with and the consent of New Gold, directly or indirectly do, agree to do, or permit to occur any of the following: (i) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of Western; (ii) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of its subsidiaries or adopt any plan of liquidation; or (iii) reduce its stated capital.

(f)

Amendments to Joint Proxy Circular.  In a timely and expeditious manner, Western shall provide New Gold with information relating to Western as reasonably requested by New Gold in order to prepare any amendments or supplements to the Joint Proxy Circular (which amendments or supplements shall be in a form satisfactory to Western, acting reasonably) with respect to the New Gold Meeting in accordance with the Interim Order.

(g)

Dissent Rights.  Western shall provide New Gold with a copy of any purported exercise of the Dissent Rights and written communications with such Western Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of New Gold.

(h)

Amendments.  In a timely and expeditious manner, Western shall prepare, (in consultation with New Gold), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Joint Proxy Circular (which amendments or supplements shall be in a form satisfactory to New Gold, acting reasonably) with respect to the Western Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(i)

Copy of Documents.  Except for proxies and other non-substantive communications, Western shall furnish promptly to New Gold a copy of each notice, report, schedule or other document or communication delivered, filed or received by Western in connection with this Agreement, the Arrangement, the Interim Order or the Western Meeting or any other meeting at which all Western Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(j)

Certain Actions Prohibited.  Other than as disclosed in the Western Disclosure Memorandum, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Western shall not, and shall cause the Western Subsidiaries not to, without the prior written consent of New Gold, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

D-10

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Western Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Western, any of the Western Subsidiaries, other than the issue of Western Common Shares pursuant to the exercise or conversion, as the case may be, of warrants, convertible or exchangeable securities or other rights to acquire Western Common Shares, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Western Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)

amend or propose to amend the Notice of Articles, Articles or by-laws (or their equivalent) of Western or any of the Western Subsidiaries or any of the terms of the Western Options as they exist at the date of this Agreement;

(iv)

split, combine or reclassify any of the shares of Western;

(v)

redeem, purchase or offer to purchase, or permit any of the Western Subsidiaries to redeem, purchase or offer to purchase, any Western Common Shares and, other than pursuant to the Western Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)

acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Western Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(vii)

except as provided under the terms of the Western Option Plan, agreements evidencing Western Options and the Plan of Arrangement with respect to a change of control as a result of the Arrangement, whether through its board of directors or otherwise, accelerate the vesting of any unvested Western Options, or otherwise amend, vary or modify the Western Option Plan or any Western Options;

(viii)

return capital to its shareholders or repay any indebtedness for borrowed money before it is due;

(ix)

(A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Western which are, individually or in the aggregate, in an amount in excess of $750,000 or which constitutes a claim between Western and a Western Subsidiary or between Western Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $750,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

D-11

(x)

incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Western Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(xi)

enter into or amend any agreements, arrangements or transactions with any related entity;

(xii)

except as required by US GAAP or any other generally accepted accounting principle to which any Western or Western Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Western or make any material tax election inconsistent with past practice; or

(xiii)

enter into, or cause any Western Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.

(k)

Employment Arrangements.  Except where the prior intention to do so has been disclosed in the Western Disclosure Memorandum, Western shall not, without the prior written consent of New Gold, and shall cause the Western Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Western or any of the Western Subsidiaries.

(l)

Insurance.  Western shall use its commercially reasonable best efforts, and shall cause the Western Subsidiaries to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(m)

Certain Actions.  Western shall:

(i)

carry out the terms of the Interim Order (including mailing the Circular to Western Shareholders as ordered by the Interim Order) and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Law may impose on Western or any of the Western Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

D-12

(ii)

not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Western in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Western, provided that Western may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event Western immediately notifies New Gold in writing of such circumstances; and

(iii)

promptly notify New Gold of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Western; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by Western of any covenant or agreement contained in this Agreement; and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Western contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(n)

No Compromise.  Western shall not, and shall cause the Western Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Western in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of New Gold.

(o)

Contractual Obligations.  Western shall not, and shall cause the Western Subsidiaries not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Western or any of the Western Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(p)

Satisfaction of Conditions.  Western shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

(i)

obtain the Western Shareholder Approval in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)

obtain all other consents, approvals and authorizations as are required to be obtained by Western or any of the Western Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Western;

D-13

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties to consummate, the transactions contemplated hereby;

(v)

fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Western; and

(vi)

cooperate with New Gold in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Western to pay or cause to be paid any monies to cause such performance to occur.

(q)

Keep Informed.  Subject to applicable Laws, Western shall use commercially reasonable best efforts to conduct itself so as to keep New Gold reasonably informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)

Cooperation.  Western shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(s)

Representations.  Western shall use its commercially reasonable best efforts to conduct its affairs and to cause the Western Subsidiaries to conduct their affairs so that all of the representations and warranties of Western contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(t)

Confirmatory Review.  Subject to applicable Laws, Western shall continue to make available and cause to be made available to New Gold and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable New Gold to effect a thorough examination of Western and the Western Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Western together with the consolidation therefor, and shall cooperate with New Gold and Western in securing access for New Gold to any documents, agreements, corporate records or minute books not in the possession or under the control of Western.  Subject to applicable Laws, upon reasonable notice, Western shall, and shall cause the Western Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of New Gold reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Western and the Western Subsidiaries, and, during such period, Western shall, and shall cause the Western Subsidiaries to, furnish promptly to New Gold all information concerning the business, properties and personnel of Western and the Western Subsidiaries as New Gold may reasonably request.

D-14

(u)

Closing Documents.  Western shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other Party, all in form satisfactory to the other Party, acting reasonably.

(v)

Completion Date.  Western shall use commercially reasonable efforts to complete the Arrangement on or prior to the Completion Deadline.

(w)

Agreements.  Western shall not release any third party from any confidentiality or standstill agreement to which Western and such third party are parties or amend any of the foregoing and shall exercise all rights to require the return of information regarding Western previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding Western.

(x)

Rights Agreement.  Western shall take all necessary action before the Effective Date to render the Western Rights Agreement inapplicable to the Arrangement and the other transactions contemplated by this Agreement.

E-1

SCHEDULE E
MUTUAL CONDITIONS PRECEDENT

The obligations of New Gold and Western to complete the Arrangement shall be subject to the satisfaction of, among others, the following mutual conditions, which may be waived only with the consent of all of the Parties:

(a)

Orders.  The Interim Order and the Final Order shall have been granted on terms acceptable to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably.

(b)

Western Shareholder Approval.  The shareholders of Western shall have approved the Western Resolution in accordance with the Interim Order and approved or consented to such other matters as New Gold or Western shall consider necessary or desirable in connection with the Arrangement in the manner required thereby.

(c)

New Gold Shareholder Approval.  The shareholders of New Gold shall have approved the New Gold Resolutions.

(d)

Consents.  (A) all necessary consents, waivers, permits, exemptions, order and approvals of, and any registrations and filings with, any Governmental Entity including the HSR Act Approval; (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on either of New Gold or Western or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each Party.

(e)

No Lawsuits.  Except for the matters disclosed in the New Gold Disclosure Memorandum and the Western Disclosure Memorandum, there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity or other person, in each case that has a reasonable likelihood of success:  (i) seeking to prohibit or restrict the acquisition by New Gold or any of the New Gold Material Subsidiaries of any Western Common Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from New Gold or Western any damages that are material in relation to Western and the Western Subsidiaries taken as a whole or material to New Gold and the New Gold Material Subsidiaries taken as a whole; (ii) seeking to prohibit or materially limit the ownership or operation by New Gold or any of the New Gold Material Subsidiaries of any material portion of the business or assets of Western or any of the Western Subsidiaries or to compel New Gold or any of the New Gold Material Subsidiaries to dispose of or hold separate any material portion of the business or assets of Western or any of the Western Subsidiaries as a result of the Plan of Arrangement; (iii) seeking to impose limitations on the ability of New Gold or any of the New Gold Material Subsidiaries to acquire or hold, or exercise full rights of ownership of, any Western Common Shares, including the right to vote the Western Common Shares purchased by it on all matters properly presented to the Western Shareholders; (iv) seeking to prohibit New Gold or any of the New Gold Material Subsidiaries from effectively controlling in any material respect the business or operations of Western and the Western Subsidiaries; or (v) which otherwise is reasonably likely to have a Material Adverse Effect on Western or New Gold.  However, prior to asserting this condition, the asserting party must be in compliance in all material respects with its obligations in Schedule D.

E-2

(f)

No Action.  There shall have been no action taken under any applicable Law or by any government or governmental or regulatory authority which:

(i)

makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement; or

(ii)

results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is, or could be, reasonably expected to have a Material Adverse Effect on New Gold or Western.

(g)

Prospectus Exemptions.  The distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities Laws and shall not be subject to resale restrictions under applicable Canadian securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102).

(h)

U.S. Registration Exemption.  The New Gold Common Shares to be issued to holders of Western Common Shares or Qualified Holdco Shareholders in connection with the Arrangement and the issuance of the New Gold Replacement Options and the New Gold Replacement Warrants, if any, to be issued in connection with the Arrangement shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, and in compliance with all applicable U.S. state securities Laws and will not be subject to any statutory hold or restricted period under the 1933 Act or under any blue sky or state securities Laws, subject to restrictions applicable to affiliates (as defined in Rule 405 under the 1933 Act) of New Gold following the Effective Date.

(i)

Listing of New Gold Common Shares. The New Gold Common Shares to be issued: (i) to holders of Western Common Shares or Qualified Holdco Shareholders in connection with the Arrangement and (ii) upon the exercise of any New Gold Warrants issued in connection with the Arrangement shall have been approved for listing on the TSX and the NYSE Alternext, subject to official notice of issuance and other normal conditions.

(j)

No Termination.  This Agreement shall not have been terminated pursuant to Section 6.02 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived in respect of a Party, in whole or in part by such Party in writing at any time.  If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, then, subject to Section , Section 6.02 and Section 4 of Schedule H, either Party may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such Party.

F-1

SCHEDULE F
CONDITIONS TO OBLIGATIONS OF NEW GOLD

The obligations of New Gold to complete the Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by New Gold:

(a)

Performance by Western.  Western shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by Western prior to the completion of the Arrangement.

(b)

Representations and Warranties.  The representations and warranties made by Western in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Western in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of New Gold, have a Material Adverse Effect on Western, and Western shall have provided to New Gold a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date.  No representation or warranty made by Western hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Western Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement.

(c)

No Material Adverse Effect.  There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on Western.

(d)

Support Agreements.  Each of the Western Shareholders who have entered into Support Agreements with New Gold shall have complied in all material respects with its Support Agreement.

(e)

No Material Change in Employment Arrangements.  Other than as disclosed in the Western Disclosure Memorandum, there shall have been no material change in the existing employment arrangements of any senior officer of Western or any Western Subsidiary from the date hereof and neither Western nor any Western Subsidiary shall not have hired any additional senior officers.

(f)

Exercise of Dissent Rights.  Holders of no more than 5% of the outstanding Western Common Shares shall have dissented to the Arrangement.

(g)

No Modification.  The board of directors of Western shall not have modified or amended, in a manner adverse to New Gold, prior to the Western Meeting, its recommendation that Western Shareholders vote in favour of the Western Resolution.

F-2

(h)

Necessary Corporate Actions Taken.  The directors of Western and the Western Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Western and the Western Subsidiaries to permit the consummation of the Arrangement.

(i)

Western Options.  All In-The-Money Western Options held by directors or officers of Western shall have been exercised or shall have been surrendered for cancellation prior to the Effective Time.

The foregoing conditions are for the benefit of New Gold and may be waived, in whole or in part, by New Gold in writing at any time.  If any of such conditions shall not be complied with or waived by New Gold on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.02, New Gold may terminate this Agreement by written notice to Western in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by New Gold.

G-1

SCHEDULE G
CONDITIONS TO OBLIGATIONS OF WESTERN

The obligation of Western to complete the Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by Western:

(a)

Performance by New Gold.  New Gold shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by New Gold prior to the completion of the Arrangement.

(b)

Representations and Warranties.  The representations and warranties made by New Gold in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by New Gold in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Western, have a Material Adverse Effect on New Gold, and New Gold shall have provided to Western a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date.  No representation or warranty made by New Gold hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the New Gold Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement.

(c)

No Material Adverse Effect.  There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on New Gold.

(d)

Composition of Board of New Gold.  On the Effective Date, the Board of Directors of New Gold shall be comprised as provided in Section 1(w) of Schedule D; and

(e)

Management Additions.  On the Effective Date, the Board of Directors will make the additions to senior management of New Gold as provided in Section 1(x) of Schedule D.

(f)

Support Agreements.  Each of the New Gold Shareholders who have entered into New Gold Support Agreements with Western shall have complied in all material respects with the New Gold Support Agreement.

(g)

No Material Change in Employment Arrangements.  There shall have been no material change in the existing employment arrangements of any senior officer of New Gold or any New Gold Material Subsidiary from the date hereof and neither New Gold nor any New Gold Material Subsidiary shall not have hired any additional senior officers.

(h)

No Modification.  The board of directors of New Gold shall not have modified or amended, in a manner adverse to Western, prior to the New Gold Meeting, its recommendation that New Gold Shareholders vote in favour of the New Gold Resolutions.

G-2

(i)

Necessary Corporate Actions Taken.  The directors of New Gold and the New Gold Material Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by New Gold and the New Gold Material Subsidiaries to permit the consummation of the Arrangement.

(j)

Goldcorp Non-Competition Agreement.  New Gold shall have obtained from Goldcorp Inc. confirmation that the Arrangement does not trigger any requirement under the non-competition agreement between Goldcorp Inc. and GPJ Ventures Ltd.

The foregoing conditions are for the benefit of Western and may be waived, in whole or in part, by Western in writing at any time.  If any of such conditions shall not be complied with or waived by Western on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.02, Western may terminate this Agreement by written notice to New Gold in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Western.

H-1

SCHEDULE H
COVENANTS RELATING TO NON-SOLICITATION AND BREAK FEE

1.

Acquisition Proposals and Superior Proposals

(a)

“Acquisition Proposal” means any proposal or offer made by a third party (including a stated intention to make a proposal or offer) regarding (i) a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid or tender offer in respect of Western, (ii) a sale or other disposition of 20% or more of the assets of such Party (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 20% or more the assets of such Party); (iii) reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto; or (iv) any similar transactions involving such Party and/or its Subsidiaries (other than the Arrangement).

(b)

“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party with whom the Party to which it is made (the “Target”) and each of its officers and directors deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute more than 50% of the assets (on a consolidated basis) of the Target or more than 50% of the common shares of the Target, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, business combination, or otherwise, and that the Board of Directors of the Target determines in good faith after consultation with its financial advisors and outside legal counsel: (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is not subject to any due diligence condition(s); (iii) is fully financed or is reasonably capable of being fully financed; (iv) that is offered or made to all shareholders in Canada and the United States of the Target on the same terms; and (v) would in the opinion of the Board of Directors of the Target acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the shareholders of the Target, from a financial point of view, than the terms of the Arrangement; and (vi) in the case of Western, provides for consideration per Western Common Share that exceeds the greater of (A) the amount equal to the Share Exchange Ratio multiplied by the 20 day trading volume weighted average trading price of a New Gold Common Share as of the date immediately prior to the date of announcement of the superior proposal and (B) $2.30 per Western Common Share.

2.

Covenants Regarding Non-Solicitation

(a)

Each Party shall, and shall direct and cause its respective officers, directors, employees, representatives, advisors and agents and its subsidiaries and their representatives, advisors, agents, officers, directors and employees to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by such Party, and each Party shall request the return of information regarding such Party and its respective subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding such Party and its Subsidiaries.  Each Party agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party.  Each Party further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or the entry into this Agreement shall not be a violation of this Section 2(a)).

H-2

(b)

Subject to Section 3 of this Schedule H or unless permitted pursuant to Section 2, each Party agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its subsidiaries, directly or indirectly, to:

(i)

make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(iii)

remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this paragraph (b)(iii));

(iv)

withdraw, modify, qualify or change in a manner adverse to the other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the other Party the approval, recommendation or declaration of advisability of its Board of Directors of the Arrangement, as the case may be (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of its Board of Directors of the Arrangement within 15 days after an Acquisition Proposal relating to such Party has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within two business days of being requested to do so by any other Party, shall be considered an adverse modification);

(v)

enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in the event that the other Party or any of its Subsidiaries completes the Arrangement with the first  Party or any of its affiliates agreed to prior to any termination of this Agreement; or

(vi)

make any public announcement or take any other action intended to be inconsistent with the recommendation of its Board of Directors to approve the Arrangement.

H-3

Notwithstanding the foregoing part of this paragraph (b) and any other provisions of this Agreement:

(A)

The Board of Directors of a Party (in this section, the “Solicited Party”) may consider, participate in any discussions or negotiations with and provide information to or conduct due diligence on, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by the Solicited Party after the date of this Agreement and did not otherwise result from a breach of this Section 2 by the Solicited Party and that its Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel may reasonably be expected to constitute a Superior Proposal provided, however, that prior to taking any such action the Board of Directors of the Solicited Party determines in good faith, after consultation with outside counsel, that it is necessary to take such action in order to discharge properly its fiduciary duties, and if the Solicited Party provides confidential non-public information to such person, the Solicited Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreement and otherwise on terms no more favourable in the aggregate to such person than such confidentiality agreement, including a standstill provision at least as stringent as contained in such confidentiality agreement; provided, however, that it shall not preclude such person from making a Superior Proposal.  If a Solicited Party receives a request for material non-public information from a person who proposes to make an Acquisition Proposal and the Board of Directors of the Solicited Party determines in good faith that such Acquisition Proposal, if made, could reasonably be expected to lead to a Superior Proposal and provided that the Solicited Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreement between the Parties, and otherwise on terms no more favourable to such person than the Confidentiality Agreement including a standstill provision at least as stringent as contained in such Confidentiality Agreement provided, however, that it shall not preclude such person from making a Superior Proposal, the Solicited Party shall be permitted to provide such person with access to information regarding the Solicited Party; provided that the Solicited Party sends a copy of any such Confidentiality Agreement to the other Party promptly upon its execution and the other Party is provided with a list of the information provided to such person and is immediately provided with access to similar information to which such person was provided.

(B)

Nothing contained in this Section 2 or elsewhere in this Agreement shall prohibit the Board of Directors of a Party from making a Change in Recommendation or from making any disclosure to its shareholders if, in the good faith judgment of the Board of Directors, after consultation with outside counsel, such action is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws, provided that in the case of a proposal to make a Change in Recommendation that does not relate to a Superior Proposal and except as may otherwise be necessary for its Board of Directors to act in a manner consistent with its fiduciary duties, not less than 48 hours before its Board of Directors considers any such proposal such Party shall give the other Party written notice of such proposal and promptly advise the other Party of its Board of Directors’ intention to consider such proposal.

H-4

The foregoing provisions of this subparagraph (B) shall not relieve Western from its obligation to call and hold the Western Meeting and to hold the vote on the Western Resolution or relieve New Gold from its obligation to call and hold the New Gold Meeting and to hold the vote on the New Gold Resolutions, except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(C)

Nothing contained in this Section 2 shall prohibit the Board of Directors of a Party from distributing a circular in compliance with applicable Canadian and U.S. securities Laws, as applicable, in response to a take-over bid, provided however that the board of directors of a Party shall not, except as permitted by Section 2 or 3 of this Schedule H, withdraw or modify, or propose to withdraw or modify, its recommendation with respect to the Arrangement or approve or recommend or propose to approve or recommend an Acquisition Proposal.

(c)

From and after the date of this Agreement, each Party shall promptly (and in any event within 24 hours) notify the other Party, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to such Party or any of its subsidiaries.  Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as the other Party may reasonably request.  Each Party shall keep the other Party fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d)

Each Party shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by such officers, directors, financial advisors or other advisors or representatives.

3.

Right to Accept a Superior Proposal

(a)

If a Party has complied with Section 2 of this Schedule H with respect thereto, such Party (the “Terminating Party”) may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 3) received prior to the date of approval of the Arrangement by its shareholders and terminate this Agreement if, and only if: (i) the Terminating Party has provided to the other Party a copy of the Superior Proposal document; (ii) the Terminating Party has provided the other Party with the information regarding such Superior Proposal required under Section 2(c); (iii) the Board of Directors of the Terminating Party has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal; and (iv) four business days shall have elapsed from the later of the date the other Party received written notice (a “Superior Proposal Notice”) advising them that the Terminating Party’s Board of Directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Section 3, and the date such Party received a copy of such Superior Proposal document.  In the event that a Terminating Party provides the other Party with a Superior Proposal Notice on a date that is less than seven business days prior to its meeting of shareholders the Terminating Party shall, at the request of the other Party, adjourn such meeting to a date that is not less than five business days and not more than 15 days after the original date of the Meeting.  If the circular has been sent to shareholders of the Terminating Party prior to the expiry of the four business day period set forth in this Section 3(c) and, during such period, any other Party requests in writing that the special meeting of the Terminating Party shareholders proceed, unless otherwise ordered by a court, the Terminating Party shall continue to take all reasonable steps necessary to hold its special meeting and to cause the Arrangement to be voted on at such meeting.

H-5

(b)

During the four business day period referred to in Section 3(a)(iv) of this Schedule H, the Terminating Party agrees that the other Party  shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement.  The terms of any proposed amendment to this Agreement shall be provided by the other Party to the Terminating Party.  The Board of Directors of the Terminating Party will review any written proposal by the other Party to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by the Terminating Party, result in such Superior Proposal ceasing to be a Superior Proposal.  If the Board of Directors of the Terminating Party so determines, it will enter into an amended agreement with the other Party reflecting the amended proposal.  If the Board of Directors of the Terminating Party does not so determine, the Terminating Party may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Section 4 hereof.

(c)

Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 3(a)(iv) of this Schedule H and will initiate an additional four business day notice period.

4.

Termination Payment

In the event that the Agreement is terminated as a result of the events set forth in sections 6.02(c), 6.02(b)(i) or 6.02(b)(ii) then the Party whose conduct has resulted in the termination (the “Terminating Party”) shall pay to the other Party (the “Non-Terminating Party”) an aggregate amount in cash equal to: (a) $8,800,000 in the event that Western is the Terminating Party; or (b) $8,800,000 in the event that New Gold is the Terminating Party (any such payment, the “Termination Payment”), in immediately available funds.  In addition, if a Party terminates this Agreement pursuant to Section  as a result of the other Party’s material breach of its covenants under this Agreement, then the Party whose breach gave rise to the termination shall pay to the other Party the Termination Payment in immediately available funds.

In the event that the Agreement is terminated pursuant to section 6.02(d) because shareholders of a Party did not give the required approval and the shareholders of the other Party do, then the Party whose shareholders have not given the required approval shall pay to the other Party a payment of $750,000 in immediately available funds, as an expenses payment.

H-6

The limit of each Party’s liability for a breach of this Agreement shall be the Termination Payment.  No Terminating Party shall be obligated to make payment greater in aggregate than such amount pursuant to this Section 4.  Each of the Parties hereby acknowledges that the Termination Payment to which it may become entitled as a Non-Terminating Party is a payment of liquidated damages which is a genuine pre-estimate of the damages which such Non-Terminating Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty.  Each Party hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.  Upon receipt by a Party of the Termination Payment to which such Party is entitled, such Party shall have no further claim against the Terminating Party in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude a Non-Terminating Party from seeking injunctive relief to restrain any breach or threatened breach by a Terminating Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

In addition to the foregoing, if this Agreement is terminated pursuant to Section 6.02(h) hereof due to the failure by a Party’s shareholders to approve the Arrangement, and prior to such shareholder meeting, a bona fide Acquisition Proposal, or the intention to enter into a bona fide Acquisition Proposal with respect to such Party has been publicly announced and not withdrawn and within 12 months of the date of such termination:

(A)

the person who made such Acquisition Proposal or an affiliate of such person:

(w)

directly or indirectly acquires such Party by takeover bid, arrangement, business combination or otherwise;

(x)

directly or indirectly acquires the assets of such Party or one or more of its subsidiaries that: (1) constitute more than 50% of the consolidated assets of such Party; (2) generate more than 50% of the consolidated revenue of such Party; or (3) generate more than 50% of the consolidated operating income of such Party;

(y)

directly or indirectly acquires more than 50% of the voting or equity securities of such Party; or

(B)

such Party and/or such Party’s Subsidiaries enter into a definitive agreement in respect of or such Party’s Board approves or recommends a transaction contemplated by (A) above with the person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter, then such Party shall pay to the other Party the Termination Payment.